Exemption Number 82-34635

[redacted]

09046055

RETAIL HOLDINGS N.V.

AR/S
12-31-08

2008 SUMMARY
ANNUAL REPORT
April 2009

2008 Summary Annual Report
Retail Holdings N.V.

TABLE OF CONTENTS

Introduction 3

Certain Risk Factors 5

Information About the Company 8

Information About Singer Asia Limited 10

Operating and Financial Review 21

Directors, Corporate Officers and Employees 26

Additional Information 31

Financial Statements 35

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INTRODUCTION

Retail Holdings N.V. ("ReHo" or the "Company"), formerly known as Singer N.V., was organized as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to a reorganization plan under Chapter 11 of the United States Bankruptcy Code, effective September 2000, ReHo became the parent company of several operating companies formerly owned by The Singer Company N.V. ("Old Singer").

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited ("Singer Asia" or the "Asia Company"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia.

In July 2003, ReHo concluded the placement with a private investment fund, UCL Asia Partners, L.P. (the "Fund"), of a minority equity interest of 43.2% in Singer Asia. In September 2004, ReHo completed the sale of the Singer worldwide sewing business and of the ownership of the SINGER® trademark to KSIN Holdings, Ltd. ("KSIN"), now called "SVP", an affiliate of funds managed by Kohlberg & Co., LLC. The name of the Company was changed from Singer N.V. to Retail Holdings N.V. as a consequence of this transaction.

As used herein, except as the context otherwise requires, the term "Company" or "ReHo" refers to Retail Holdings N.V. The term "Asia Company" or "Singer Asia" refers to Singer Asia Limited.

Effective for 2008, the Company is preparing its consolidated financial statements in U.S. dollars, in accordance with International Financial Reporting Standards ("IFRS"); in prior years, the Company prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The registered office of the Company is located at Schottegatweg Oost 44, Willemstad, Curaçao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, NV Adminservice Corporation, located at 280 North Bedford Road, Mt. Kisco, New York, 10549, telephone number 914-241-3404. The Company's share transfer agent is Mellon Investor Services LLC, at P.O. Box 3315, South Hackensack, New Jersey 07606, telephone number 800-522-6645 (or from overseas, 1-201-680-6578). The Company's website is www.retailholdings.com.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to ReHo's or Singer Asia's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company or of the Asia Company. Forward-looking statements include, but are not limited to, those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources, and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside of management's control. The Company cautions that no assurance can be given that expectations reflected in such forward-looking statements will prove to be correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, that you should not place undue reliance on such forward-looking statements. You should not rely on any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company and the Asia Company disclaim any such obligation. Risks and uncertainties that might affect the Company and the Asia Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and the currencies in which the Asia Company makes significant sales or in which assets and liabilities are denominated; the Asia Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

Important information regarding risks and uncertainties is also set forth elsewhere herein including, without limitation, elsewhere in this Introduction and in the sections entitled: Risk Factors, Information About the Company, Information About Singer Asia Limited, Operating and Financial Review and Prospects, and the audited consolidated financial statements referenced in Financial Statements.

The information included in this Summary Annual Report does not purport to be inclusive of all of the information that might be included in a Form 20-F annual report. It only contains summary information that, in the opinion of management, is most relevant for understanding the Company's and the Asia Company's financial results during 2008.

It is the Company's intention not to provide regular quarterly reports including the information that might be included in a Form 10-Q quarterly report. The Company expects to issue only a Summary Annual Report and a Summary Semi-Annual Report, the latter to include an unaudited, six-month Consolidated Statement of Operations and Consolidated Balance Sheet, with limited commentary. See, Risk Factors, Limited Disclosure, included herein.

CERTAIN RISK FACTORS

There are a number of important risks to the Company and to the Asia Company, certain of which are discussed below. These risks and other risks are also discussed elsewhere herein, including, without limitation, in the other sections referred to in the Cautionary Statement With Respect to Forward-Looking Statements.

Economic Developments and Exogenous Events May Adversely Impact Results

Purchases of the Asia Company's products are to a significant extent discretionary. The current worldwide economic downturn will likely result in consumption declines in Singer Asia's major markets (Bangladesh, Pakistan, Sri Lanka and Thailand) and in Asia generally, which could adversely impact the Asia Company's level of sales and its results of operations and financial condition. Declines in manufactured exports, worker remittances, foreign investment, commodity prices and financial liquidity will likely adversely impact consumer income and confidence, and consumer spending. Any adverse impact will likely vary by sector and by country and may be offset, in part, by lower energy prices and interest rates.

The level of consumer spending in Singer Asia's markets may also be negatively impacted by exogenous, unanticipated political or natural events.

The Consumer Finance Business Is Subject to Funding and Non-Performance Risks

Extension of consumer credit is an integral part of Singer Asia's operations. In most countries, accounts receivable are financed by the local operating companies who rely primarily on bank lending. Uncertainty and losses in financial markets may result in liquidity contraction in certain markets in which the Asia Company operates, making it difficult for the operating companies to fund their ongoing operations and growth.

A significant economic downturn in a market, a sharp drop in the market price on products sold on credit, a negative exogenous shock, a loss of critical personnel, changes in local laws or practice, or civil disorder, among other factors, could reduce collection performance, impairing the value of the Asia Company's receivables, negatively impacting the Company's results of operations and financial condition.

The Seller Notes Owned by The Company Are Subject to Non-Performance Risks

The Company is owed principal and interest by SVP, the company that acquired the Singer worldwide sewing business and trademark in 2004. SVP is current in all of its obligations to the Company with respect to the Seller notes. Nevertheless, the current worldwide economic downturn and liquidity contraction could adversely impact that company's results of operations and financial condition and could make it more difficult for them to meet their obligations to ReHo.

International Operations Have Special Risks

All of Singer Asia's operating activities are conducted in emerging markets. There are a number of special risks inherent in doing business in these markets, including, among others, less stable political systems, uncertainty with respect to regulatory and legal procedures, potential breakdowns in civil order, difficulties in recruiting and retaining personnel, reduced protection for intellectual property rights, and potential adverse changes in tax regimes. If Singer Asia is unable to manage the risks inherent in its international activities, this may adversely affect the Company's results of operations and financial condition.

There Are Intense Competitive Pressures

Singer Asia's operations face a broad range of competitors and potential competitors, from large international companies to small independent dealers. Some of these competitors have greater financial, technical and marketing resources available to them than does the Asia Company. Others may be willing to engage in unethical or illegal business practices that may give them at least a temporary advantage. If Singer Asia is unable to effectively respond to these competitive pressures, this may adversely affect the Company's results of operations and financial position.

Foreign Exchange Fluctuations May Negatively Impact Results

Local currency denominated financial results in each of the operating companies are translated into U.S. dollars by applying the weighted average market exchange rate during each financial reporting period. Local currency denominated assets and liabilities are translated into U.S. dollars by applying the market exchange rate at the end of each financial reporting period. Accordingly, the financial results as reported in the consolidated profit and loss statement, and the assets and liabilities as reported in the consolidated balance sheet, are subject to foreign exchange rate fluctuations which may negatively impact the Company's results of operations and financial condition.

Facilities and Information Systems Are Subject to Damage

Facilities are located throughout the world and are subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events. As the role of information systems becomes more important in the Company's and the Asia Company's operating activities, shutdowns of information systems due to disasters, software and hardware defects, and computer viruses pose increasing risks. This may affect operating activities, generate expenses relating to physical or personal damage, or may otherwise have a negative impact on the Company's results of operation and financial condition.

The Company's Shares Are Currently Quoted Only On "Pink Sheets"

The Company does not anticipate that its common shares (the "Shares") will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board, or a similar trading system. Price quotations for the Company's Shares are only available on the "Pink Sheets" quotation service, under the symbol "RHDGF". Brokers should be able to continue trading ReHo's Shares using the "Pink Sheets" quotation service as long as the Company is current in providing to the U. S. Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file in the Netherlands Antilles. If the Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there may not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Shares to deviate substantially from their theoretical inherent value.

The Company Provides Only Limited Disclosure

Pursuant to the laws and regulations of the Netherlands Antilles, the Company is only required to provide certain information to shareholders on an annual and semi-annual basis. The Company also intends to make available the information required by Rule 15c2-11 under the Securities Exchange Act of 1934, as amended, although it is not required to do so. The Company expects to issue only a Summary Annual Report, including audited consolidated financial statements and notes, with limited commentary, and a Summary Semi-Annual Report, including unaudited six-month, Consolidated Statement of Operations and Consolidated Balance Sheet, with limited commentary, all prepared in accordance with IFRS. The decision to not provide quarterly reports and more comprehensive annual and semi-annual reports could make it more difficult for investors to assess the Company and its results and prospects and, thereby, could result in less liquidity for the Company's Shares and prices that may not reflect the Shares' theoretical inherent value.

INFORMATION ABOUT THE COMPANY

Overview

ReHo is a holding company with three principal assets:

1. A 56.8% equity interest in Singer Asia, which, through operating units located in selected emerging markets in Asia, acts as a distributor of consumer durable products primarily for the home, with consumer credit and other financial services available to qualified customers (more fully described in the next section);
2. Seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark in September 2004 (more fully described below and in Note 11 to the Financial Statements); and
3. Cash and cash equivalents, $3.8 million as at December 31, 2008.

ReHo has no operating activities other than those carried out through the Asia Company.

Singer Asia was formed in 2003 to hold the Company's interests in the Singer distribution companies in Asia. In July 2003, ReHo concluded the placement with a private investment fund, UCL Asia Partners, L.P. (the "Fund"), of a 43.2% minority equity interest in Singer Asia. The Fund paid $30.0 million in cash to acquire the stake in Singer Asia. ReHo retains a 56.8% equity interest in Singer Asia and continues to consolidate the results of these operations in its own financial statements.

In September 2004, ReHo completed the sales of the Singer worldwide sewing business and of the ownership of the SINGER® trademark to KSIN Holdings, Ltd. ("KSIN"), now called "SVP," an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"). The total consideration consisted of approximately $65.1 million of cash, $22.5 million of unsecured, subordinated, promissory notes due September 2010 and 2011 (the "KSIN Notes"), and the pay off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment. Singer Asia continues to have a royalty bearing license for the use of the SINGER® trademark in most Asian countries and Australia/New Zealand and continues to be the exclusive distributor of Singer-brand sewing machines in most of Asia.

The tangible net asset value on an unconsolidated basis of ReHo, the holding company, at December 31, 2008 was $60.7 million, equivalent to $11.52 per Share outstanding. This is a decrease of $0.06 per Share from the corresponding value at December 31, 2007 primarily reflecting the profit at Singer Asia and the impact on equity of transitioning from U.S. GAAP to IFRS (more fully described in Note 32 to the Financial Statements), offset, by the $0.75 per Share distribution paid by the Company to shareholders of record on August 27, 2008 and the increase by 101,500 in the number of Shares outstanding.

The underlying tangible assets and liabilities at December 31, 2008 on a book value basis **(which may be greater or less then realizable value)** are as follows (in US$ millions):

Tangible Assets:

Cash and cash equivalents	$ 3.8
Investment in Singer Asia	36.9
KSIN and Jamaica Notes	24.4
Tangible Assets	**65.1**
Other tangible assets and liabilities, net	(4.4)
Net Tangible Asset Value:	**$ 60.7**

ReHo's strategy is to maximize and monetize the value of its assets, with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders.

The Company will seek to grow, to enhance the profitability of, and to increase the potential public market and private sales value of Singer Asia, with the objective of monetizing ReHo's investment in Singer Asia, either through a public offering and subsequent distribution of any remaining Singer Asia shares or through a sale of the Asia Company.

Principal repayments of $7.5 million and $16.6 million from the KSIN Notes are due September 2010 and 2011, respectively, subject to possible revision for additional, optional cash interest payments before then and for successful indemnity claims, if any, by SVP in connection with certain representations and warranties given by the Company in the KSIN Transaction (see Note 11 to the Financial Statements). Principal repayments totaling $0.4 million in the period through December 2009 are due from certain notes received in connection with the sale of Singer Jamaica in June 2005.

In the interim, pending the offering or sale of Singer Asia, realization of the principal and interest on the Seller notes and the ultimate liquidation of the Company, ReHo's strategy is to minimize holding company personnel and cost of administration.

ReHo in the 2004-2006 period used a portion of the cash and cash equivalents in excess of its requirements, initially, to purchase general, unsecured claims against Old Singer that would have resulted in the claimant receiving the Company's Shares, and, more recently, to purchase Shares in both private and market transactions and to purchase unexercised options (see below, Additional Information - Shareholding).

During 2007, the Company introduced a dividend/distribution program, paying a special dividend of $1.00 a Share in that year. During 2008, the Company made a distribution to shareholders of $0.75 a Share. The Company's Board of Directors anticipates recommending for shareholder approval at the 2009 Annual General Meeting of Shareholders ("AGM") a proposal to make a distribution to shareholders of $0.20. It is ReHo's intention to maintain a regular distribution program.

INFORMATION ABOUT SINGER ASIA LIMITED

Overview

Singer Asia is a holding company whose operating subsidiaries in Bangladesh, India, Pakistan, the Philippines, Sri Lanka and Thailand are engaged in the distribution of a wide variety of consumer durable products primarily for the home, with consumer credit and other financial services available to qualified customers. Distribution is through three principal channels:

1) Retail,
2) Direct selling, and
3) Wholesale, licensing and third party distribution.

The Asia Company has been engaged since the late 1800's in the distribution of consumer durable products, with credit, in the markets where it currently operates retail or direct selling businesses. In each of these markets, Singer Asia is the leading retailer or direct seller of durable products for the home. In these markets, and throughout Asia, the Asia Company is recognized by consumers as a trusted source of reliable, quality, consumer products, as well as being identified with the availability of consumer credit. This is a business with potential for long-term growth along with the emerging economies of Asia and the expansion of their middle–and lower–income class consumers.

Singer Asia's current business strategy is somewhat more cautious with respect to growth and expansion than has been the case the last several years, reflecting current worldwide economic conditions and consequent shift in the risk/reward profile. The strategy is:

- To protect and to modestly grow and to enhance the profitability of the Asia Company's retail and consumer financial services businesses in Bangladesh, Pakistan and Sri Lanka. The objective is to preserve and to enhance the Asia Company's status in its existing retail markets as the number one retailer of durable products for the home and the number one provider of consumer credit to middle–and lower–income consumers.

- To protect the restored profitability of the Asia Company's direct selling business in Thailand, the largest direct seller of consumer durables in that country. The objective is for Singer Asia to again become an important and profitable provider of durables for the home and of credit and other financial services to middle-and-lower income consumers outside of Bangkok.

- To grow the Asia Company's wholesale, licensing and third party distribution activities in those markets where it currently is either operating a wholesale business, has licensees, or has third party distributors, and to develop a similar presence in most of the rest of developing Asia.

Singer Asia's revenues are somewhat seasonal, generally increasing during certain holidays or festival periods. Overall, revenues tend to be slightly higher than average in the fourth quarter and, to a lesser extent, in the first quarter of each year, with the lowest revenues generally in the third quarter.

For additional information regarding Singer Asia, see the Singer Asia website: www.singerasia.com

Products

Singer Asia distributes a variety of consumer durables, especially products for the home. Products include:

- Home appliances, such as air conditioners, dishwashers, kitchen ranges, microwaves, refrigerators, freezers and bottle coolers, washing machines and dryers, as well as small kitchen appliances and sewing machines;
- Electronic equipment, such as color televisions, including digital, plasma and LCD products and home theatre, DVD players, personal computers, portable audio products, and telephone and satellite television equipment; and
- Other consumer durables such as motorcycles, home furnishings, water heaters and generators.

It is the Asia Company's strategy to broaden and update the product offering. New types of products are reviewed and added to the local product offerings on a regular basis.

Most products continue to be sold using the Singer brand although an increasing share, especially in Sri Lanka, and, to a lesser extent, in Bangladesh and Pakistan, are now being sold using a variety of other well-known names, often under exclusive brand distribution arrangements.

Most of the consumer durable products sold by the Asia Company are sourced from third party manufacturers either in fully assembled or kit form. Singer Asia has maintained strong historical relationships with several leading global and local Asian manufacturers.

In some cases, where there are local efficiencies or tax or duty incentives, assembly of certain products is carried out by the local Singer Asia operating company. Presently, motorcycles and televisions are assembled in Bangladesh; freezers, gas appliances, refrigerators and sewing machines are manufactured and microwaves, televisions and washing machines are assembled in Pakistan; and domestic and agricultural water pumps, furniture, paddy threshers and refrigerators are manufactured, and motorcycles, washing machines and sewing machines are assembled in Sri Lanka. Singer Asia also manufactures consumer and industrial, electric wire and cable in Bangladesh.

Consumer Credit Operations and Financial Services

Extension of consumer credit has been an integral part of the Company's operations since shortly after the business was founded almost 160 years ago. Consumer credit is a key element of the sales offering in the emerging markets in which the Asia Company operates as other forms of credit are less readily available for middle-and lower-income consumers in these markets than is the case in more developed countries.

Approximately 52% of Singer Asia's sales are on credit. In addition to providing a strong impetus to sales, consumer credit continues to be an important component of revenue; finance charges on consumer installments represented approximately 14% of the Asia Company's total revenue in 2008.

The Asia Company's credit activities generate installment accounts receivable which are outstanding from three to 24 months and bear interest at rates based upon prevailing consumer interest rates in the various local markets. These accounts receivable are financed by the local Singer Asia companies. It is the Asia Company's consistent practice to finance such accounts receivable by borrowing funds in the country and in the currency where such accounts receivable originate. Singer Asia had a total of over 668,000 active installment accounts as at December 31, 2008, with a total installment accounts receivable, net of unearned finance charges and allowances, of $98.4 million.

Singer Asia continually reviews and updates the credit granting and collection process. This includes monitoring and refreshing point scoring systems; use of credit bureaus and consumer blacklists; call centers for customer verification and collection calls; use of third-party collection agencies; and enforcing strict repossession policies.

In addition to credit, Singer Asia also offers a variety of consumer protection plans including extended warranties, protection against product loss or damage due to fire, theft or natural calamities, and debt forgiveness in the event of the death or other extraordinary interruption in a customer's repayment ability.

Singer Asia's ongoing business strategy is to broaden the financial product and services offering. Through Singer stores in Sri Lanka customers can now receive remittances from overseas friends and relatives, pay utility and credit card bills and purchase insurance and mobile phone prepaid airtime. These and other financial services will also soon be offered through the Singer stores in other countries.

The Asia Company, through a finance company subsidiary in Sri Lanka and a finance company affiliate in the Philippines, helps promote dealer and related consumer financing in these markets. Through a financial services affiliate in Bangladesh and the finance company subsidiary in Sri Lanka, the Asia Company also is engaged in commercial leasing.

Retail

The cornerstones of the Singer Asia operations are the retail and consumer financial services businesses in Bangladesh, Pakistan and Sri Lanka.

Retail Financial Highlights

($ millions)	2008	2007	2006	2005	2004	Annual % Change 2004/2008
Revenue	221.8	205.3	177.9	154.2	124.2	19.7
Operating Results	26.3	24.5	19.1	16.3	13.9	22.3
Net Income	8.2	9.1	7.5	7.9	7.1	3.9

In the financial highlights in this and subsequent sections, Operating Results and Net Income do not include inter-company royalty expense.

In Bangladesh, Pakistan and Sri Lanka, Singer Asia operates nationwide chains of Asia Company retail stores and smaller satellite shops, supplemented by an extensive network of wholesale dealers. In each of these countries, Singer Asia is the number one retailer of durables for the home, with the largest number of stores. Store size ranges from approximately 200 square feet to approximately 14,360 square feet, with the largest stores in Sri Lanka.

The number of retail outlets by country as of December 31, 2008 is as follows:

	Stores and Satellite Shops	Distributors and Dealers
Bangladesh	265	223
Pakistan	170	214
Sri Lanka	354	827
Total	789	1,264

Singer Asia's ongoing business strategy for retail is:

- To build on the recent store expansion and to further modestly increase the number and variety of distribution points including introducing new store formats and penetrating further into rural, under-serviced markets. During 2007 and 2008, 128 new retail stores were opened (net of store closings).

- To maintain and enhance the "look" of the Asia Company's stores. A total of 156 stores received major renovations during 2007 and 2008.

- To offer a broader multi-brand offering. Singer stores feature: 1) Singer and other proprietary brand products; 2) products carrying the brands for which Singer Asia is an exclusive distributor or co-distributor, such as Haier®, Hitachi®, Phillips®, Samsung®, TCL® and Whirlpool®; and, 3) products carrying other complementary and competitive brands. Reflecting the multi-brand offering, Singer shops in the retail markets have been re-branded "Singer Plus".

- To continue to build on the improved merchandising and marketing concepts and standards introduced in 2007, particularly the call centers, catalogs, loyalty cards, and product information brochures.

- To enhance staff training through the 'Singer Retail Academy', which sets the standard for human resources development in the Company by offering a large number of in-house and external courses that provide staff with technical training and customer service skills. Singer Retail Diplomas are offered to field staff in each job category once the required training programs have been completed. A balanced scorecard evaluation system is in place to monitor performance on an ongoing basis.

- To further enhance operating and financial performances through continued systems, management and organizational improvements including the roll out of a new information management system in Sri Lanka, to be completed in 2009, and the roll out of similar systems in Bangladesh and Pakistan, anticipated to be completed during 2009 and early 2010.

Retail Operating Companies

Bangladesh

Bangladesh Financial Highlights

($ millions)	2008	2007	2006	2005	2004	Annual % Change 2004/2008
Revenue	65.4	52.5	37.3	26.8	23.3	45.2
Operating Results	6.2	4.8	3.6	1.8	1.7	66.2
Net Income	3.6	2.7	2.3	2.0	2.1	17.9

Singer Bangladesh Limited ("Singer Bangladesh") operates 202 Singer Plus retail stores including several larger format stores, and 63 smaller satellite shops. At the end of 2008 Singer Bangladesh had 77,740 active installment accounts with a total installment accounts receivable, net of unearned finance charges and allowances, of $10.2 million. The Bangladesh company has 736 employees.

Singer Bangladesh is the largest retailer in Bangladesh of durables for the home and has significant market shares across several product categories including a 30% market share in refrigerators, a 23% market share in televisions and a 15% market share in washing machines as well as a 57% market share in consumer sewing machines. Sales of sewing products represent approximately 2% of Singer Bangladesh's total sales. Singer Bangladesh began during 2005 to offer non-Singer brand home appliances, electronics and motorcycles, some of which brands, such as Haier®, Samsung® and Whirlpool®, are being sold under exclusive brand distribution arrangements. Other brands sold include Hayes®, Moulinex®, Prestige®, Sebec®, Tefal® and Walton®.

Singer Bangladesh owns a 45% interest in a publicly listed, financial leasing company, International Leasing and Financial Services, Ltd. ("ILFS"). ILFS's market capitalization at December 31, 2008 was $26.9 million.

During 2006, Singer Bangladesh began producing both consumer and industrial wire and cable; consumer wire and cable is sold through the company's retail shops and through specialized dealers, industrial wire and cable is sold through a dedicated company sales force. Sales of wire and cable products totaled $7.9 million in 2008.

For additional information regarding Singer Bangladesh, see the Singer Bangladesh website: www.singerbd.com

Pakistan

Pakistan Financial Highlights

($ millions)	2008	2007	2006	2005	2004	Annual % Change 2004/2008
Revenue	29.8	28.1	23.0	19.2	15.8	22.3
Operating Results	3.0	2.8	2.1	1.7	1.4	28.6
Net Income	1.0	1.0	0.8	0.7	0.6	15.7

Singer Pakistan Limited ("Singer Pakistan") operates 170 Singer Plus retail stores, supplemented by 214 independent dealers. At the end of 2008 Singer Pakistan had 93,440 active installment accounts with a total installment accounts receivable, net of unearned finance charges and allowances, of $8.0 million. The Pakistan company has 1,202 employees.

Singer Pakistan is the largest retailer in Pakistan of durables for the home. The Pakistan company's stores sell a broad range of consumer durable products with the emphasis on refrigerators, freezers and air conditioners, televisions, gas appliances, washing machines and sewing machines. The company's dealers primarily sell Singer-brand gas appliances and, to a lesser extent, other products assembled at the Singer Pakistan factory. Sales of sewing products make up about 9% of Singer Pakistan's total sales. Most products are currently sold using the Singer brand although other well-known brand televisions, white goods and motorcycles have recently been introduced as part of a strategy to become a multi-brand retailer. Singer Pakistan was the first company in Pakistan to manufacture or sell "green gas" refrigerators and freezers.

For additional information regarding Singer Pakistan, see the Singer Pakistan website: www.singer.com.pk

Sri Lanka

Sri Lanka Financial Highlights

($ millions)	2008	2007	2006	2005	2004	Annual % Change 2004/2008
Revenue	126.7	124.7	117.6	108.2	85.1	12.2
Operating Results	17.1	16.8	13.4	12.8	10.9	14.2
Net Income	3.6	5.4	4.4	5.2	4.4	(4.6)

Singer (Sri Lanka) PLC ("Singer Sri Lanka") operates: 161 Singer Plus retail stores; 10 Singer "Mega" stores, a larger format store offering a wider range of consumer durable brands and products including furniture; 45 Sisil World® retail stores offering a somewhat different product and brand mix under the Sri Lanka heritage brand, Sisil®; and 11 Modern Homes® furniture showrooms offering a variety of modern and traditional bedroom, dining room and occasional furniture and accessories. One of the Singer Mega stores is the largest consumer durables, department store in the country. The Sri Lanka company has an additional 127 Singer satellite shops. In addition, Singer Sri Lanka has more than 337 independent Singer and 185 independent Sisil® dealers (some dealers carry both lines) as well as 352 multi-brand hardware dealers who may sell only certain Singer or Sisil products. At the end of 2008 Singer Sri Lanka had 296,940 active installment accounts with a total installment accounts receivable, net of unearned finance charges and allowances, of $46.7 million. Singer Sri Lanka has 1,143 employees; an additional 416 individuals are employed at the two manufacturing subsidiaries.

Singer Sri Lanka is the largest retailer in Sri Lanka of durables for the home and has a very significant market share across several product categories including a 51% market share in refrigerators, a 38% market share in televisions, a 31% market share in washing machines as well as an 80% market share in consumer sewing machines. Singer was recognized again in 2008 as one of Sri Lanka's "Superbrands" and by an A.C. Nielsen countrywide poll as the "Most Popular Brand in Sri Lanka". Sales of sewing products represent about 10% of Singer Sri Lanka's total sales.

Products traditionally have been sold using the Singer brand, but the operation has over the past several years introduced additional brands, often under exclusive brand distribution arrangements, including Hitachi®, Kenwood®, Panasonic®, Phillips®, Samsung®, TCL®, and Whirlpool®.

During 2007 and 2008, the Sri Lanka company substantially broadened its financial services offering; customers can now receive remittances from overseas, pay utility and credit card bills, and purchase insurance and mobile phone prepaid airtime at store locations.

Singer Sri Lanka, together with Singer Asia, own controlling stakes (54% and 84%, respectively) in two Sri Lanka, publicly listed, manufacturing companies: Regnis (Lanka) PLC, a manufacturer of refrigerators and assembler of washing machines; and Singer Industries (Ceylon) PLC, a manufacturer of sewing cabinets and stands and assembler of sewing machines. Singer Sri Lanka also owns 100% of Singer Finance (Lanka) Ltd., a finance company subsidiary with a deposit-taking license.

For additional information regarding Singer Sri Lanka, see the Singer Sri Lanka website: www.singersl.com

Direct Selling

Singer Asia currently has one direct selling operation, Singer Thailand.

Direct Selling/Thailand Financial Highlights

($ millions)	2008	2007	2006	2005	2004	Annual % Change 2004/2008
Revenue	56.6	54.3	49.3	122.6	105.7	(11.6)
Operating Results	4.4	(11.9)	(22.0)	3.3	6.7	(8.6)
Net Income	-	(18.7)	(24.1)	0.9	5.2	N/A

Thailand

Singer Thailand Public Company Limited ("Singer Thailand") operates 194 Singer direct selling locations. The direct selling locations, which are primarily located outside of Bangkok, serve primarily as a base for canvassers (direct selling agents)/collectors who sell door-to-door, and as local warehouses. At the end of 2008 Singer Thailand had 189,030 active installments with a total installment accounts receivable, net of unearned finance charges and allowances, of $33.5 million. More than 3,860 canvassers/collectors, most of whom are on a commission-only basis, are employed by the Singer Thailand operation; including these canvasser/collectors the company has a total of 5,336 employees.

Singer Thailand is Thailand's largest direct seller of durables for the home, a position strengthened by the recent exit from that market of the Thai company's two largest direct competitors. Singer Thailand has a small, but still significant -- given the size of the market -- market share across several consumer durable product categories. Sales of sewing products represent approximately 5% of Singer Thailand's total sales. Most of the consumer durable products sold by Singer Thailand, other than motorcycles, are sold using the Singer brand.

Singer Thailand's strategy is to maintain the profitability restored in 2008, by continuing to improve the credit-granting and collection process, while reducing period costs and consolidating operations. The Thai company is seeking to modestly grow sales through an improved appliance product offering, extended warranties and more promotional trade-in policies. The sale of motorcycles, which contributed to Singer Thailand's significant losses of 2006 and 2007, has been phased out.

Singer Thailand has received the coveted Garuda award from the King of Thailand for the Thai company's contribution to the social welfare of the people of Thailand.

For additional information regarding Singer Thailand, see the Singer Thailand website: www.singerthai.co.th

Wholesale, Licensing and Third Party Distribution

Wholesale

Singer Asia currently operates wholesale businesses in India and the Philippines.

India

Singer Asia presently operates two companies in India: Singer India Limited ("Singer India"), a 49.6% owned public company affiliate, and Brand Trading (India) Pvt. Ltd. ("BT India"), a 100% owned subsidiary. As an affiliate, Singer India's results are not consolidated in Singer Asia's or ReHo's financial results; that company had 2008 revenues of $14.9 million and a profit at net income of $0.5 million. BT India had 2008 revenues of $9.9 million and a loss at net income of $0.8 million.

Singer India historically was a retailer of consumer durables, with consumer credit, with an emphasis on sewing machines and, to a lesser extent, refrigerators, televisions and small appliances. Continuing a business started in 1870, Singer India is only one of two multi-nationals with a right to retail nationwide in India.

Singer India sources Singer and Merritt® brand consumer sewing machines from suppliers in India and from SVP, which it sells to distributors and dealers throughout India and to BT India. Singer India also continues to operate 20 Singer retail stores in attractive locations in India. BT India has acted as a dealer for Singer India selling consumer sewing machines to resellers and government agencies in the South of India and to military canteens throughout India. The operations of BT India, except for sales to military canteens, have now been taken over by Singer India. Sales of sewing products currently represent almost all of Singer India's and BT India's sales.

Singer India is currently undergoing a business restructuring. In May 2005, Singer India was registered as a "Sick Company" by the Board for Industrial & Financial Reconstruction ("BIFR") pursuant to the Sick Industrial Company's (Special Provisions) Act 1985 of India; this registration provides certain legal protection against creditors (see Note 8 to the Financial Statements). In April 2008 BIFR approved a reorganization plan; Singer India's secured creditors -- the commercial lenders -- have approved the plan and have accepted and received a one-time settlement of all amounts due. While there can be no assurance that BIFR registration and the steps being taken by Singer India will permit the necessary successful financial restructuring of that company, it is now more likely than not that Singer India will successfully emerge from BIFR during 2009.

For additional information about Singer India and BT India, see their respective websites: www.singerindia.net and www.btindia.net.

Philippines

Singer Philippines Inc. ("Singer Philippines") had 2008 revenues of $2.5 million and a small loss at net income. Singer Philippines has 104 exclusive, franchise dealers who sell Singer sewing machines and a limited selection of Singer appliances, and 56 non-exclusive dealers, including mass merchants, who sell Singer sewing products. Sales of sewing products represent 52% of Singer Philippines' total sales. Singer Philippines owns a 40% interest in a finance company affiliate, Singer Finance Corporation, that finances most consumer installment accounts of the Singer exclusive dealers and a 41% interest in a realty company that owns certain land currently or previously used by the company or received in foreclosures related to accounts due.

For additional information regarding Singer Philippines, see the Singer Philippines website: www.singermanila.com.ph

Licensing

Singer Asia has a royalty bearing license from SVP, the owner of the Singer trademark, allowing the company: to use the Singer name in its company and its subsidiary company names; to use the SINGER® trademark on its stores and on the non-sewing products it manufactures or sources, subject to appropriate quality and other standards; and to license the Singer name and trademark to third party licensees in most countries of Asia including China and in Australia and New Zealand, but excluding Japan and Korea. The royalty is set at 1.0% of Singer Asia's consolidated revenues.

Singer Asia, in turn, has entered into royalty-bearing license arrangements with third-party licensees. In Malaysia, these licensing arrangements allow a local company, Singer (Malaysia) Sdn. Bhd. ("Singer Malaysia"), to use the Singer name in its company name and to use the SINGER® trademark on its stores and on the products it manufactures or sources. Singer Malaysia pays the Asia Company a royalty calculated as a percentage of revenue. For additional information regarding Singer Malaysia, see the Singer Malaysia website: www.singer.com.my

In Australia, these licensing arrangements allow the local Singer sewing machine distributor, Blessington Pty. Ltd., to apply the SINGER® trademark to specific consumer durable products that it sources. The Australian licensee pays the Asia Company a royalty calculated as a percentage of sales of these products, with a minimum annual royalty.

The Asia Company is seeking to identify licensees in additional markets throughout Asia where it does not have and does not contemplate having its own retail, direct selling or wholesale operations. Licenses may take the form of a pan-Asian license of the SINGER® trademark for a specific non-sewing product category or categories or of a license of the SINGER® trademark for distribution locations and for non-sewing products in a particular market.

Third Party Distribution

The Asia Company also continues to look for opportunities to arrange for third party distribution in those Asian markets where Singer Asia does not currently have its own operations or licensees but where it has the exclusive right to use the Singer name and trademark. Distribution may be for sewing products sourced from SVP or for non-sewing products manufactured or sourced by Singer Asia or one of its subsidiary companies, especially Singer Asia Sourcing Limited.

Organizational Structure

Singer Asia's principal operating companies are as follows:

Name	Country of Incorporation	Singer Asia's Economic Interest (%)
Singer Bangladesh Limited	Bangladesh	80.0
Singer India Limited	India	49.6
Singer Pakistan Limited	Pakistan	70.3
Singer (Sri Lanka) PLC	Sri Lanka	87.5
Singer Thailand Public Company Limited	Thailand	53.4

ReHo's economic interest in each case is 56.8% of the Asia Company's economic interest.

Offices

Singer Asia and its principal operating companies maintain management or administrative offices in the following locations:

Bangladesh, Dhaka	5-B, Road #126, Gulshan -1, Dhaka -1212
Hong Kong, PRC	Asia Administration: 7th Floor, Baskerville House, 13 Duddell Street
India, New Delhi	A26/4 IInd Floor, Mohan Co-operative Industrial Area, New Delhi 110044
Pakistan, Karachi	No. 608, 6th Floor, Beaumont Plaza, Beaumont Road, Karachi-3
Sri Lanka, Colombo	320, Dr. Colvin R. De Silva Mawatha, Colombo 2
Thailand, Bangkok	72 CAT Telecom Tower, 17th Floor, Charoen Krung Road, Bangkok 10500

Five of the Singer Asia principal companies and two subsidiaries in Sri Lanka are publicly traded. The public companies, and the market value of Singer Asia's stakes (in turn, 56.8% of which is attributable to ReHo) are as follows:

Company	Listing	Value of Singer Asia's Holding at December 31, 2008 ($ millions)
Singer Bangladesh Limited	Dhaka and Chittagong	$ 51.7
Singer India Limited	Delhi and Mumbai	0.9
Singer Pakistan Limited	Karachi and Lahore	8.8
Singer (Sri Lanka) PLC	Colombo	15.5
Other Sri Lanka public subsidiaries	Colombo	2.1
Singer Thailand Public Company Limited	Bangkok	4.5
		$ 83.5

OPERATING AND FINANCIAL REVIEW

Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2008.

Results of Operations

Year Ended December 31, 2008 and December 31, 2007

A strong operating performance during 2008 was offset, in part, by a non-cash charge for impairment of goodwill, reflecting management's judgment, in the face of a more uncertain economic outlook, to write-off the goodwill associated with certain of the Company's operations in Asia.

For the year ended December 31, 2008, the Company reported consolidated revenue of $293.7 million compared to consolidated revenue of $277.4 million for the same period in 2007, an increase of $16.3 million or 5.9%. Revenue at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased by $16.5 million for 2008 to $221.8 million, or by 8.0% as compared to the same period in 2007. Revenue at Singer Thailand increased by $2.3 million for 2008 to $56.6 million, or by 4.2% as compared to the same period prior year.

The Company's revenue for 2008 includes $42.2 million of finance earnings on consumer credit sales compared to $41.6 million for the same period in 2007. The increase in finance earnings is due to an increase at the retail operating units as a result of their higher sales, offset, in part, by reduced financial earnings in Thailand reflecting the shorter credit terms now offered.

Gross profit for the year ended December 31, 2008 was $111.2 million, representing a gross profit as a percentage of revenue of 37.9%, as compared to $108.3 million and a gross profit percentage of 39.0% for the year ended December 31, 2007. The decline in gross profit percentage is primarily due to the decline in Thailand's gross profit percentage from 62.3% for 2007 to 59.5% for 2008, reflecting the higher share in revenue for 2008 as compared with 2007 of used and reverted products which carry a lower gross margin, and greater discounting. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $74.2 million for the year ended December 31, 2008, representing a gross profit as a percentage of revenue of 33.5%, as compared to $68.7 million and a gross profit percentage also of 33.5% for the year ended December 31, 2007.

Other income for the year ended December 31, 2008 were $4.9 million as compared to $2.4 million for the year ended December 31, 2007. The increase in other income, which arises primarily from the sale of excess assets, was due to the gain on the sale of the Company's stake in a former operating affiliate in Sri Lanka and the gain on the sale of a former factory site in Thailand.

Selling and administrative expenses for the year ended December 31, 2008 was $91.1 million, representing 31.0% of revenue, as compared to $101.5 million and 36.6% of revenue for the year ended December 31, 2007. The decline in selling and administrative expenses is primarily due to the reduction in Thailand's bad debt expense from $13.5 million for the year ended December 31, 2007 to a reversal of bad debt cost of $0.2 million for the year ended December 31, 2008. At the retail operating units, selling and administrative expenses for the year ended December 31, 2008 were $49.5 million, representing 22.3% of revenue, as compared to $44.6 million and 21.7% of revenue for the same period in 2007.

Selling and administrative expenses at ReHo declined to $2.3 million for 2008 as compared with $2.7 million for the same period prior year.

An impairment charge for goodwill of $12.3 million was recorded for the year ended December 31, 2008; there was no impairment charge for the year ended December 31, 2007. The impairment charge, which is a non-cash charge, is based on an analysis of the market value less cost to sell and the discounted cash flows of the Company's operating subsidiaries containing goodwill. The market values and projected cash flows both reflect a more uncertain economic outlook.

Other expense, royalty, was $2.9 million and $2.8 million for the years ended December 31, 2008 and December 31, 2007, respectively. The increase in royalty expense is due to the increased revenue at Singer Asia. The royalty expense is for the use of the Singer trademark by Singer Asia and its operating companies.

Results from operating activities for the year ended December 31, 2008 was a profit of $9.8 million as compared to a $6.4 million profit for the same period in 2007, an increase of $3.4 million or 52.8%. Aside from the charge for goodwill impairment, results from operating activities increased from $6.4 million for the year ended December 31, 2007 to $22.1 million for the year ended December 31, 2008. The improvement in operating results reflects the recovery in Thailand's operations to a $4.4 million profit for the year ended December 31, 2008 as compared to a $11.9 million loss for the year ended December 31, 2007, primarily as a result of reduced bad debt expense. Results from operating activities at the retail operating units was a profit of $26.3 million for the year ended December 31, 2008 as compared with a profit of $24.5 million for the same period prior year.

Finance income, primarily interest on cash and the Seller notes at ReHo corporate, was $3.3 million and $3.6 million for the years ended December 31, 2008 and December 31, 2007, respectively; the decline reflecting a drop both in invested cash and in U.S. dollar interest rates.

Finance expense, primarily interest expense on borrowings at Singer Asia to finance working capital, was $20.3 million and $17.1 million for the years ended December 31, 2008 and December 31, 2007, respectively. The increase in finance expense is primarily the result of a shift in the mix of the Company's borrowings from countries with lower interest rates, such as Thailand, to countries with higher interest rates, such as Sri Lanka, reflecting differential growth rates in operations, as well as an increase in interest rates charged the Company's operating businesses for borrowings in local currency, particularly in Sri Lanka.

Share of profit of equity accounted investees was $1.2 million and $1.7 million for the years ended December 31, 2008 and December 31, 2007, respectively. This decline was due to the sale in Sri Lanka during the year ended December 31, 2008 of the Company's equity stake in Commercial Leasing Company, PLC, an equity accounted investee.

The Company's loss before income tax was $6.0 million for the year ended December 31, 2008 as compared to a $5.4 million loss for the same period in 2007. The larger loss for the year ended December 31, 2008 primarily reflects the charge for impairment of goodwill and higher finance expense moderated by the improvement in operating performance as compared with the same period prior year.

Income tax expense amounted to $4.8 million for the year ended December 31, 2008 as compared to $8.1 million for the year ended December 31, 2007. The decline in income tax expense includes a reduction in current tax expense by $1.0 million for the year ended December 31, 2008 as compared with prior year, reflecting the tax free income on sale of affiliate in Sri Lanka and a shift in pre-tax income from Sri Lanka, with a higher effective tax rate, to Bangladesh and Thailand. Deferred tax expense was reduced by $2.3 million for the year ended December 31, 2008, as compared with prior year, primarily reflecting changes in the recognition of deferred taxes in Thailand based on the utilization of net operating loss carryforwards.

The Company's loss for the year ended December 31, 2008 was $10.7 million as compared to a loss of $13.5 million for the same period in 2007. The smaller loss for 2008 is due to a somewhat higher pre tax loss offset by lower income tax expense for the year ended December 31, 2008 as compared to the same period prior year.

A profit of $0.7 million was attributable to minority shareholders for the year ended December 31, 2008 as compared to a loss of $10.3 million for the year ended December 31, 2007. The loss attributable to equity holders of the Company was $11.4 million for the year ended December 31, 2008 as compared to a loss of $3.3 million for the same period prior year. The improvement in minority interest share of profit (loss) is primarily due to the improvement in operating performance and lower income tax expense, offset, in part, by higher finance expense. This improvement did not flow through to equity holders of the Company as a goodwill impairment of $11.4 million was incurred at the Retail Holdings consolidation where there is no minority interest.

The loss attributable to equity holders of the Company is equivalent to basic and diluted loss per share of $2.16 and $0.63 for the years ended December 31, 2008 and December 31, 2007, respectively.

Liquidity and Capital Resources

Year Ended December 31, 2008

For the year ended December 31, 2008, the Company had a net cash outflow from operations of $12.9 million. This was primarily due to the $10.7 million loss for the period and the $10.8 million growth in net working capital (inventories and receivables less payables) offset, in part, by the fact that the impairment of $12.5 million included in the loss is a non-cash expense.

Net cash from investing activities for the year ended December 31, 2008 was an inflow of $5.3 million, primarily reflecting proceeds from asset sales of $8.6 million and interest received of $3.0 million offset, in part, by capital expenditures of $6.5 million.

Dividends paid to the Company's shareholders during the year ended December 31, 2008 utilized $4.0 million of cash. Net borrowings increased $2.6 million during the year.

The net effect of the cash flow movements and exchange rate fluctuations was to decrease the Company's net cash and cash equivalents by $7.8 million for 2008. As a result, cash and cash equivalents, net of overdrafts, went from a negative $6.2 million as at December 31, 2007 to a negative $14.0 million as at December 31, 2008.

Current assets less current liabilities at December 31, 2008 were $35.9 million, a decrease of $22.2 million from the corresponding $58.1 million at December 31, 2007. The decrease reflects an increase in bank overdrafts and short-term borrowings of $21.3 million. (Long-term borrowings declined $19.9 million.)

For a discussion of liquidity and capital resources during 2007, see the Company's 2007 Annual Report dated April 2008.

Neither the Company nor Singer Asia nor any of the Company's other subsidiaries were in default at December 31, 2008, at December 31, 2007, or at any time during 2008 or 2007 with respect to any interest or principal payments or with respect to any financial covenants under any of their lending arrangements.

Other

Research and Development

The Company does not carry out significant research and development, thus amounts spent on research and development for the years ended December 31, 2008 and 2007 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial condition or results of operation. The amount spent on environmental and pollution matters was not material for the years ended December 31, 2008 and December 31, 2007.

Market Risks

The Company is exposed to market risk, including risk of default on its receivables as a result of a general economic downturn, changes of foreign exchange rates and interest rates. The Company does not presently have any derivative financial instruments outstanding. The Company does not hold or issue financial instruments for trading purposes.

The Company is exposed to various foreign currency risks including, but not limited to, foreign denominated assets and liabilities, and revenues and expenses. Primary currency exposures include the currencies of the Indian subcontinent countries (Bangladesh, India, Pakistan and Sri Lanka) and Thailand. The Company mitigates the risk from foreign currency fluctuations by seeking to match the currency of its liabilities with the currency of its assets. At present, the Company has no foreign exchange forward contracts outstanding.

The Company's exposures to market risk for changes in interest rates relates principally to its debt obligations, primarily those with variable interest rates. The Company mitigates the risk from interest rate increases by seeking to reduce the mismatch between the duration of its assets, and its liabilities and equity, and by adjusting the interest rate charged on installment receivables. At present, the Company has no interest rate forward contracts outstanding.

Accounting Policies

The significant accounting policies used by the Company in preparing its consolidated financial statements are described in Note 3 of the consolidated financial statements included herein, which Note should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing the financial statements. Recent accounting pronouncements are also described in that Note.

The Company's financial statements and accompanying notes are prepared in accordance with IFRS. These are the Company's first consolidated financial statements under the IFRS and an explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 32 of the consolidated financial statements included herein. In prior years, the Company's financial statements and accompanying notes were prepared in accordance with U.S. GAAP. The decision to switch to IFRS from U.S. GAAP primarily reflected three considerations: 1) the local accounting standards of the Company's operating subsidiaries conform more closely to IFRS than to U.S. GAAP; 2) IFRS is somewhat better understood and more accepted internationally than U.S. GAAP; and, 3) audit costs under IFRS are expected to be somewhat less than under U.S. GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates are based on management's application of accounting policies, historical experience and assumptions that are believed to be reasonable.

Social Responsibilities

The Company and its subsidiaries take very seriously their responsibilities towards their communities and society at large. Established procedures are in place to help ensure compliance with all applicable statutory and regulatory requirements and with the Company's Code of Business Conduct with respect to relations with customers, suppliers and fellow employees.

The Company's operations use energy and materials, generate waste, and otherwise may impact the environment. ReHo and its subsidiaries are committed to keeping this impact as minimal and as benign as possible. This involves substantial recycling, productivity improvements to reduce the use of energy and other consumables, and the control and treatment of factory waste and pollutants, amongst other measures. Environmental impact is part of the planning of any activity or project. The Company and its subsidiaries comply with all applicable national and international environmental standards.

In the Indian subcontinent and Thailand, the plight of the disadvantaged, particularly of women, has led the operating companies to set up sewing and fashion academies offering vocational training; this training helps the graduates to earn steady income. The academies also undertake projects aimed at helping children and the elderly.

Where possible, underprivileged females and handicapped individuals are employed in the Company's distribution, manufacturing and assembly operations. The Company's subsidiaries also provide training on a continuing basis to young people working as trainees, apprentices and technicians within the network of marketing, manufacturing and service facilities.

ReHo and its subsidiaries operate in many communities. While the needs of the different communities vary, four of the most common needs are addressed through: donations and support for the disadvantaged; donations, sponsorship and support for the elderly; donations and support for medical facilities and programs, particularly in rural and outlying areas; and donations, sponsorship and support for education and youth.

DIRECTORS, CORPORATE OFFICERS AND EMPLOYEES

Board of Directors

The Board of Directors of the Company consists of five directors, with each director serving until the conclusion of the next Annual General Meeting ("AGM").

The following table sets forth certain information regarding the directors of the Company as of December 31, 2008:

Name	Age	Position
Stephen H. Goodman	64	Director, Chairman of the Board, President and Chief Executive Officer of the Company; Director, Chairman of the Board of Singer Asia
Antonio Costa	66	Director, Chairman of the Compensation Committee of the Company
Alex Johnston	44	Director of the Company and of Singer Asia
Stewart M. Kasen	69	Director, Chairman of the Audit Committee of the Company
Malcolm J. Matthews	68	Director of the Company and of Singer Asia

Stephen H. Goodman. Mr. Goodman was appointed a Director, Chairman, President and Chief Executive Officer of the Company in September 2000. From the beginning of 1998 through that date he was a Director, President and Chief Executive Officer of Old Singer. Prior to joining Old Singer, Mr. Goodman was a Managing Director of Bankers Trust Company. Mr. Goodman is Chairman of the Board of Singer Asia; he also serves on the board of a Singer Asia subsidiary.

Antonio Costa. Mr. Costa is an independent retail consultant. From 2000 to 2007 he was the President and a Director of Singer Produtos Electricos S.A. ("Singer Produtos"). Singer Produtos and certain of its affiliates, which operate consumer products distribution businesses in Portugal and Spain, were acquired from Old Singer in September 2000. Prior to that acquisition, Mr. Costa was Vice President, Europe, of Old Singer and was an officer and director of various Old Singer companies in Europe. Mr. Costa was appointed a Director of the Company in August 2001.

Alex Johnston. Mr. Johnston is an independent media and public relations consultant. From 2005 to 2008 he was the Managing Partner of Fleming Media, a rights and media acquisition fund backed by the Fleming family. Mr. Johnston was a co-founder of Freud Communications, the largest consumer public relations agency in the United Kingdom, where he was Creative Director for many years. Mr. Johnston was appointed a Director of the Company in September 2000. Mr. Johnston also serves on the board of Singer Asia.

Stewart M. Kasen. Mr. Kasen is the Chairman of the Board of Lenox Group Inc., a market leader in quality tabletop, giftware and collectables. From 2002 to 2007 he was the President and Chief Executive Officer of S&K Famous Brands, Inc. In 2001 and 2002, he served as President of Schwarzschild Jewelers. Mr. Kasen also has served as the Chairman, President and Chief Executive Officer of Factory Card Outlet Corp. and Best Products, Co., Inc., as well as President and Chief Executive Officer of

Emporium-Capwell Co. and Thalhimer Bros. Co., Inc. Currently, Mr. Kasen also serves on the board of Markel Corp. Mr. Kasen was appointed a Director of the Company in September 2000.

Malcolm J. Matthews. Mr. Matthews is a member of the Board of Directors and a consultant to TAL Apparel Ltd., a multi-national garment manufacturer. Mr. Matthews served as a consultant to Old Singer during 1999 and 2000. He is the former Managing Director/Chief Executive Officer of the Hong Kong & China Gas Company, a Hong Kong public utility. Mr. Matthews had been deputy Chairman of the Federation of Hong Kong Industries and President of the Hong Kong Institution of Engineers. Mr. Matthews was appointed a Director of the Company in September 2000. Mr. Matthews also serves on the board of Singer Asia.

Messrs. Kasen (Chairman), Costa, Johnston and Matthews are members of the Audit Committee of the Board of Directors, which is authorized to act on behalf of the Board in respect of matters relating to the selection of auditors and audit and accounting issues. Messrs. Costa (Chairman), Kasen, Matthews and Johnston are members of the Compensation Committee of the Board, which is authorized to act on behalf of the Board in respect of matters relating to compensation and benefits, and also serves as the Stock Option Committee, which acts as administrator under the Company's stock option plan.

The Board of Directors has determined that at least one member of the Audit Committee of the Company's Board of Directors, Mr. Stewart M. Kasen, Chairman of the Audit Committee, is an audit committee financial expert as that term is defined in Regulations under the United States Securities Exchange Act of 1934, as amended. Each of the Company's directors, other than Mr. Goodman, meet the independence standards contained in the New York Stock Exchange Listed Company Manual, although the Company is not listed on and is not subject to the rules and regulations of the New York Stock Exchange. The Audit Committee and the Compensation Committee consist of only independent directors.

In addition to Messrs. Goodman (Chairman), Johnston and Matthews, Mr. Tobias Brown and Mr. Peter James O'Donnell, both representatives of the Fund, and Mr. Gavin Walker, an employee of the Asia Company, serve as directors of Singer Asia.

Corporate Officers

The following information sets forth certain information regarding the other officers of the Company as at December 31, 2008:

Name	Age	Position
Gavin J. Walker	39	Vice President of the Company President and Chief Executive Officer of Singer Asia
Hemaka D. S. Amarasuriya	65	Vice President of the Company and of Singer Asia
K.K. Gupta	69	Vice President of the Company and of Singer Asia
Daniel Philiponet	68	Vice President of the Company and of Singer Asia
Kamal Shah	68	Vice President of the Company and of Singer Asia
Amy Pappas	49	Secretary of the Company

Gavin J. Walker. Mr. Walker was appointed a Vice President of the Company in August 2005. Prior to joining the Company, Mr. Walker served as Managing Director and Chief Executive of a private company in the United Kingdom and a private company in South Africa. Earlier, he had served as Chief Executive Officer of Profurn Ltd, a South African public company that was a multi-brand retailer of electrical appliances and furniture, with operations in 16 African countries and Australia. Mr. Walker serves as the President and Chief Executive Officer of Singer Asia and is on the boards of a number of Singer Asia subsidiaries.

Hemaka D. S. Amarasuriya. Mr. Amarasuriya was appointed a Vice President of the Company in October 2005. Prior to that time, he was an area manager for the Company and for Old Singer. He is the Chairman and Managing Director of Singer (Sri Lanka) PLC and holds similar positions in its subsidiary and affiliated companies. He is a founder President of the Industrial Association of Sri Lanka and has served on a number of important government and quasi-government bodies. Currently Mr. Amarasuriya also serves on the boards of Bata Shoe Company of Ceylon Ltd. and National Development Bank PLC, and is on the board of a number of Singer Asia subsidiaries outside Sri Lanka. Mr. Amarasuriya has been with the Company and with Old Singer for over 35 years.

K.K. Gupta. Mr. Gupta was appointed a Vice President of the Company in September 2007. Mr. Gupta is the Chairman and Managing Director of Singer India Ltd. From September 2004 to October 2005 he was Vice Chairman and Managing Director of that company. From October 2005 to October 2007 he was the Chairman and Managing Director of Brand Trading (India) Pvt. Ltd. From early 2002 until his rejoining the Company in September 2004, Mr. Gupta was the Managing Director of Paradeep Phosphates Ltd. From 1997 to 2001, he was the Managing Director and helped set up Gautier India Ltd., a JV between the Birla Group and Gautier France. Mr. Gupta was an employee of Old Singer until 1996, serving as Vice President of the West Asia Region. Currently, Mr. Gupta also serves on the board of Hettich India Ltd. Mr. Gupta has been with the Company and with Old Singer for over 31 years.

Daniel Philiponet. Mr. Philiponet was appointed a Vice President of the Company in April 2007. He is the Vice Chairman and Managing Director of Singer Thailand Public Company Limited. Mr. Philiponet returned to the Company during 2006 after several years' absence, during which time he was a partner in several real estate and restaurant ventures in Southern France. Earlier, he had served in various executive positions with the Company and Old Singer in Asia, Europe and Africa/Middle East. Mr. Philiponet has been with the Company and with Old Singer for over 32 years.

Kamal Shah. Mr. Shah was appointed a Vice President of the Company in September 2000, responsible for specific retail and sewing markets in Asia. Prior to that time, he was Vice President of Old Singer, responsible for these markets. Mr. Shah is Chairman and Chief Executive Officer of Singer Pakistan Limited. He also has management oversight responsibility for the Philippines. Mr. Shah has served as a member of the Pakistan Tax Reform Commission and Engineering and Exports Council and has served as a member of the Management Committee of the Overseas Inventors Chamber of Commerce and as Vice President of the America Business Council. Mr. Shah serves on the boards of a number of ReHo and other Singer Asia subsidiaries outside Pakistan. Mr. Shah has been with the Company and with Old Singer for over 41 years.

Amy Pappas. Ms. Pappas was appointed Secretary of the Company in August 2007. From August 2006 until that date she served as Assistant Secretary of the Company. Prior to that time, Ms. Pappas was an Executive Assistant at Growth Capital Partners, a venture capital firm. Ms. Pappas serves on the boards of a number of ReHo subsidiaries.

In addition to Messrs. Walker, Amarasuriya, Gupta, Philiponet and Shah, Mr. Asoka Pieris (Chief Accounting Officer, Singer Asia), and Ms. Karen Tse (Financial Controller, Singer Asia) serve as officers of Singer Asia.

Employees

As at December 31, 2008 the Company had approximately 9,400 employees, of whom only three were not employees of Singer Asia or its subsidiaries. The work location of all of the Singer Asia employees is Asia; the three non-Singer Asia employees work in Mt. Kisco, New York. The Company anticipates that the number of employees will remain relatively constant over the next several years.

ReHo and its subsidiaries are strongly committed to the personal and career growth of the Company's employees. Various in-house and external management programs provide staff with problem solving and teamwork skills. A wide variety of other training and development programs are offered to employees in every operation and at all levels of seniority. An important focus of the Company's training is to improve the quality of customer interaction, particularly in respect of front-line sales staff in the marketing channels.

The Company has adopted a Code of Business Conduct that applies to all of its directors and to all of its employees including its and Singer Asia's corporate officers and other key employees. The Company has posted the text of the Code of Business Conduct on the Company's website at www.retailholdings.com.

Compensation

An aggregate of approximately $ 2.4 million in compensation, including salary and bonus, was paid by the Company to all of its directors and corporate officers as a group (11 persons) in the year ended December 31, 2008. The corresponding amount in the year ended December 31, 2007 was $2.2 million (paid to 13 persons). Such amount does not include amounts expended by the Company for automobiles made available to senior management, housing allowances for officers in non-U.S. locations, expenses (including business travel, professional and business association dues and other similar expenses) reimbursed to directors and officers, employer paid taxes, or the cost of medical and similar plans available to all employees.

The Company adopted a short-term bonus plan for 2008 (the "2008 APA Program") which provides for cash awards to selected employees, with the amount of each award based on an assessment of the participants' and their business units' contribution towards achieving the Company's objectives for the year. Employees eligible to participate in the APA Program include most senior corporate officers, general managers of business units and other key managers. The aggregate amount of the APA Program awards, the award, if any, to the Company's President and Chief Executive Officer, and awards to participants reporting directly to the Company's President and Chief Executive Officer, are subject to review and approval by the Compensation Committee.

Approximately $0.1 million in bonuses are being distributed in 2009 under the 2008 APA Program. Approximately $0.3 million in bonuses were distributed in 2008 under a similar bonus plan for the year 2007.

In addition to salaries and bonuses, in some managements employees also receive a variety of other remuneration and benefits, ranging from medical and accident insurance to special programs intended to cover special need and contingencies. These special programs may include: travel expense reimbursement, subsistence allowances, death benefits, company discounts, uniforms, educational aid schemes, distress loans, professional subscription assistance, vehicle loans and housing assistance.

Neither ReHo or Singer Asia have pension plans for their corporate officers; some of the Singer Asia subsidiaries have pension or equivalent plans for their officers and other employees (see Note 16 to the Financial Statements). Under the terms of Mr. Goodman's prior employment agreement, the Company was obligated at certain dates to purchase annuity contracts or equivalent instruments in Mr. Goodman's name. A bond strip with a value $0.1 million at age 65 was purchased for Mr. Goodman in 2007.

ReHo maintains a 401(k) profit sharing plan for eligible U.S. employees and a similar plan for Singer Asia corporate officers. The principal features of the U.S. plan permit eligible employees to contribute their own monies on a pre-tax basis up to 15% of base salary, subject to a cap, in accordance with section 401(k) of the Internal Revenue Code. For the years ended December 31, 2008 and 2007, the Company provided voluntary 401(k) employer contributions of less than $50,000 each year, representing 3% of each U.S. employee's base salary, subject to a cap. For the year 2009, the Company is also providing an employer 401(k) contribution of 3% of each employee's base salary.

Director and Employee Share and Option Ownership

As of December 31, 2008, the total number of Shares and options for Shares of the Company beneficially owned by the persons listed above under "Board of Directors" and "Corporate Officers" was 1,122,389, representing approximately 20.9% of the total Shares and options outstanding. To the knowledge of the Company, none of the persons listed above beneficially owns more than 1.0% of the Company's Shares and options outstanding, other than Stephen H. Goodman, who beneficially owns 940,856 Shares and 100,000 options for Shares, representing approximately 19.4% of ReHo's total Shares and options outstanding. A trust for which Mr. Goodman's spouse is the trustee owns an additional 301,228 Shares, representing approximately 5.6% of ReHo's total Shares and options outstanding.

Nil options for Shares were granted during 2008 and 2007; 101,500 options for Shares and 80,000 options for Shares were exercised during 2008 and 2007, respectively. Nil options were repurchased by the Company unexercised, and nil options were forfeited during the two years (see Note 17 to the Financial Statements).

ADDITIONAL INFORMATION

Shareholding

The following chart summarizes the Company's share capital as at December 31, 2008:

Class	Shares Authorized	Shares Issued, Outstanding and Fully-Paid	Shares Issued and Outstanding but not Fully-Paid	Par Value per Share
Preferred Shares				
Series A	40	0	0	$ 0.01
Other Preferred	999,960	0	0	$ 0.01
Shares	20,000,000	5,268,266	0	$ 0.01

Under the terms of the reorganization plan, holders of allowed general unsecured claims against Old Singer received substantially all of the Shares of the Company. The initial Share distribution was made in November 2001. The final distribution was completed in February 2005. The total Shares distributed were 8,121,828.

Pursuant to the terms of the reorganization plan, the Company issued to the U.S. Pension Benefit Guarantee Corporation 40 shares of Series A Convertible Preferred Stock ("Preferred Shares") with a liquidation preference of $20.0 million. In 2003, a subsidiary of the Company purchased all of the Preferred Shares. These shares were cancelled in August 2006 and are not included as outstanding in the Financial Statements.

Under the terms of the reorganization plan, certain subsidiaries of the Company held allowed, general unsecured claims against Old Singer and against liquidating subsidiaries of Old Singer who, in turn, also had allowed claims against Old Singer. As a consequence of these claims, and as part of the distribution of the Shares referred to above and the ultimate wind-up of the liquidating subsidiaries, the Company and its subsidiaries received 1,830,528 Shares. The Shares received by the subsidiaries were transferred to the Company. In 2005, the Company received an additional 190,660 Shares, most of which Shares were unclaimed by creditors and were forfeited pursuant to a United States Bankruptcy Court Order.

ReHo has actively sought to further reduce the number of Shares and options for Shares outstanding. In 2003, 2004, 2005 and 2006, the Company, through negotiated transactions and open market purchases, acquired 1,335,648 Shares. In 2002, 2003 and 2004 the Company and its subsidiaries purchased from certain former, third-party creditors of Old Singer their allowed, general unsecured claims against Old Singer, as a result of which the Company ultimately received 251,003 Shares. The Company is seeking to acquire additional Shares through open market purchases.

The 3,607,839 Shares transferred to, or purchased by the Company and its subsidiaries initially were treated as Treasury Shares. In August 2006, 2,426,781 of these Shares were cancelled; in August 2007, 1,181,058 Shares, representing the balance of the Treasury Shares, were cancelled. None of the cancelled Shares or Treasury Shares is included as outstanding in the Financial Statements.

During 2004, 2005 and 2006, the Company purchased from current and former directors and employees, 138,750 outstanding vested, but unexercised options. A total of 754,277 options for Shares have been exercised including 80,000 options exercised in 2007 and 101,500 options exercised in 2008. 100,000 options for Shares remain vested but unexercised.

The evolution in the number of the Company's Shares is as follows:

Opening Share Amount, September 30, 2000	**8,121,828**
Subsidiary claim Shares received	(1,670,732)
Liquidating subsidiary claim Shares received	(159,796)
Creditor unclaimed Shares forfeited	(187,627)
Miscellaneous adjustments	(3,033)
Shares purchased	(673,559)
Liquidating subsidiary Shares purchased	(662,089)
Share claims purchased	(251,003)
Options exercised	572,777
December 31, 2006 Balance:	**5,086,766**
Options exercised	80,000
December 31, 2007 Balance	**5,166,766**
Options exercised	101,500
December 31, 2008 Balance	**5,268,266**
Vested Options Remaining Outstanding	**100,000**

There are no differences in voting rights among holders of the Shares.

The Company does not have sufficient data to accurately estimate the portion of outstanding Shares which are held by residents of the United States or the current number of record holders in the United States.

The Company believes that it has somewhat less than 1,600 shareholders. To the knowledge of the Company, it is not directly owned or controlled by any other corporation, by any government or by any other natural or legal person, severally or jointly. The Company is not aware of any arrangement, the operation of which at a subsequent date would result in a change of control of the Company.

Trading

The following table sets forth the high and low closing sales prices of ReHo's Shares on the "Pink Sheets" quotation service for the periods indicated:

	High	Low
Annual highs and lows		
The year ended December 31, 2008	10.00	5.25
The year ended December 31, 2007	9.00	5.80
The year ended December 31, 2006	6.94	4.30
The year ended December 31, 2005	7.00	2.00
The year ended December 31, 2004	2.20	0.81
Quarterly highs and lows		
The year ended December 31, 2008		
4th Quarter	8.50	5.25
3rd Quarter	10.00	5.50
2nd Quarter	10.00	8.20
1st Quarter	9.00	8.10
Monthly highs and lows		
2009		
March	5.00	4.00
February	5.05	5.00
January	5.90	5.50
2008		
December	7.20	5.25
November	8.15	5.75
October	8.50	6.00

The last reported sale price of the Company's Shares on the "Pink Sheets" quotation service as of April 8, 2009 was $4.05.

Distributions

During 2007, the Company paid a special dividend to shareholders from the account paid-in surplus of $1.00 a Share. The distribution, totaling $5.2 million, was paid on July 26, 2007 to shareholders of record on July 19, 2007. The distribution was classified as an ordinary dividend for U.S. Federal income tax purposes. During 2008, the Company made a distribution to shareholders from the account paid-in surplus of $0.75 a Share. The distribution, totaling $4.0 million, was paid on September 4, 2008 to shareholders of record on August 27, 2008. The distribution was classified as a non-dividend distribution reflecting a return of capital for U.S. Federal income tax purposes.

The Company's Board of Directors anticipates recommending a distribution of $0.20 a Share for 2009. It is ReHo's intention to maintain a regular distribution program.

Shareholders' Meetings, Articles of Association

All shareholders' meetings are to be held in Curaçao, the Netherlands Antilles.

The AGM must be held to adopt the financial statements of the Company. Such financial statements and the annual financial report must be prepared within six months after the close of the preceding fiscal year and made available to the shareholders of the Company. Shortly thereafter the financial statements and the annual financial report must be presented to the AGM for adoption of the financial statements.

ReHo's Articles of Association are posted on the Company's website at www.retailholdings.com.

Enforceability of Foreign Judgments

The Company has been advised by its Netherlands Antilles counsel, Zeven & Associates, that it is unlikely that either (i) the courts of the Netherlands Antilles would enforce judgments entered by United States courts predicated upon the civil liability provisions of the United States Federal securities laws, or (ii) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the United States Federal securities laws.

The Company has also been advised by its Netherlands Antilles counsel as follows: No treaty exists between the Netherlands Antilles and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Netherlands Antilles are generally prepared to accept a foreign judgment as part of the evidence of a debt due. An action may then be commenced in the Netherlands Antilles for recovery of this debt. A Netherlands Antilles court will, in principle, only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Netherlands Antilles court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the civil law rules as to conflict of laws in the Netherlands Antilles; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Netherlands Antilles; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Netherlands Antilles court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

Enforcement of a foreign judgment in the Netherlands Antilles may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
31 DECEMBER 2008
(WITH INDEPENDENT AUDITORS' REPORT THEREON)

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
31 DECEMBER 2008

Page

INDEPENDENT AUDITORS' REPORT 37

Consolidated Balance Sheet 39
Consolidated Income Statement 40
Consolidated Statement of Recognized Income and Expense 41
Consolidated Statement of Cash Flows 42
Notes to the Consolidated Financial Statements 43

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Independent auditor's report

To the Board of Directors of
Retail Holdings N.V.

We have audited the accompanying consolidated financial statements of Retail Holdings N.V. and its subsidiaries ("the Group"), which comprise the consolidated balance sheet as at 31 December 2008 and the consolidated income statement, the consolidated statement of recognized income and expense and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management; as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2008 and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

KPMG Phoomchai Audit Ltd.

KPMG Phoomchai Audit Ltd.
9 April 2009
Bangkok

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
31 DECEMBER
In thousands of U.S. Dollars

	Note	2008	2007
ASSETS			
Property, plant and equipment	6	42,455	28,851
Intangible assets	7	3,678	15,693
Trade and other receivables over one year	11	51,319	48,404
Investments in equity accounted investees	8	5,165	8,053
Deferred tax assets	9	6,976	11,022
Other non-current assets		4,873	5,865
Total non-current assets		**114,466**	**117,888**
Inventories	10	60,378	56,503
Trade and other receivables	11	98,046	109,005
Cash and cash equivalents	12	19,316	22,853
Other current assets		11,666	7,437
Total current assets		**189,406**	**195,798**
Total assets		**303,872**	**313,686**
EQUITY	13		
Share capital		53	51
Share premium		82,551	86,035
Reserves		(71)	(4,330)
Deficit		(18,502)	(7,114)
Total equity attributable to equity holders of the Company		**64,031**	**74,642**
Minority interest		**47,218**	**42,295**
Total equity		**111,249**	**116,937**
LIABILITIES			
Loans and borrowings over one year	15	20,137	40,061
Employee benefits	16	10,679	10,367
Deferred income over one year	18	171	498
Warranty provision over one year	19	195	114
Other non-current liabilities		7,912	7,974
Total non-current liabilities		**39,094**	**59,014**
Bank overdraft	12	33,348	29,101
Loans and borrowings	15	83,686	66,643
Trade and other payables	20	35,058	40,558
Deferred income	18	745	676
Warranty provision	19	692	757
Total current liabilities		**153,529**	**137,735**
Total liabilities		**192,623**	**196,749**
Total equity and liabilities		**303,872**	**313,686**

The notes on pages 43 to 86 are an integral part of these consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

In thousands of U.S. Dollars

	Note	2008	2007
Revenue	21	293,743	277,392
Cost of sales		(182,555)	(169,105)
Gross profit		**111,188**	**108,287**
Other income	22	4,939	2,408
Selling and administrative expenses		(91,083)	(101,525)
Impairment of goodwill	7	(12,319)	-
Other expenses	23	(2,937)	(2,763)
Results from operating activities		**9,788**	**6,407**
Finance income	25	3,309	3,598
Finance expense	25	(20,262)	(17,138)
Share of profit of equity accounted investees (net of income tax)	8	1,204	1,741
Loss before income tax		**(5,961)**	**(5,392)**
Income tax expense	26	(4,755)	(8,128)
Loss for the period		**(10,716)**	**(13,520)**
Attributable to:			
Equity holders of the Company		(11,388)	(3,268)
Minority interest		672	(10,252)
Loss for the period		**(10,716)**	**(13,520)**
Loss per share			
Basic loss per share (U.S. Dollars)	14	(2.16)	(0.63)
Diluted loss per share (U.S. Dollars)	14	(2.16)	(0.63)

The notes on pages 43 to 86 are an integral part of these consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 31 DECEMBER
In thousands of U.S. Dollars

	Note	2008	2007
Foreign currency translation differences for foreign operations		(3,928)	3,149
Revaluation of property, plant and equipment	6	15,106	-
Income tax on income and expense recognized directly in equity	26	(1,360)	-
Income and expense recognized directly in equity		**9,818**	**3,149**
Profit (loss) for the period		**(10,716)**	**(13,520)**
Total recognized income and expense for the period		**(898)**	**(10,371)**
Attributable to:			
Equity holders of the Company		(7,129)	(2,552)
Minority interest		6,231	(7,819)
Total recognized income and expense for the period		**(898)**	**(10,371)**

The notes on pages 43 to 86 are an integral part of these consolidated financial statements.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER
In thousands of U.S. Dollars

	Note	2008	2007
Cash flows from operating activities			
Profit (loss) for the period		(10,716)	(13,520)
Adjustments for:			
Depreciation		3,982	3,695
Impairment		12,481	-
Non-cash compensation		112	155
Gain from disposal of property, plant and equipment		(1,749)	(1,138)
Gain on sale of investment		(1,098)	(38)
Net finance expense		16,953	13,540
Share of profit of equity accounted investees		(1,204)	(1,741)
Income tax expense		4,755	8,128
		23,516	**9,081**
Changes in inventories		(7,241)	2,338
Changes in trade and other receivables		(2,167)	27,868
Changes in other current assets		(2,465)	(2,234)
Changes in trade and other payables		(1,362)	5,395
Changes in provision and employee benefits		312	(76)
Changes in deferred income		(258)	(144)
		10,335	**42,228**
Interest paid		(19,740)	(16,531)
Income tax paid		(3,529)	(4,005)
Net cash from operating activities		**(12,934)**	**21,692**
Cash flows from investing activities			
Interest received		2,961	3,520
Dividends received		-	74
Proceeds from sale of property, plant and equipment		3,730	2,215
Decrease in investment		214	809
Proceeds from sale of investment		4,913	649
Acquisition of property, plant and equipment		(6,478)	(7,124)
Net cash used in investing activities		**5,340**	**143**
Cash flows from financing activities			
Increase (decrease) in borrowings		2,649	(28,161)
Subsidiary dividend paid to minority shareholders		(510)	(557)
Proceeds from share options exercised		405	188
Dividends paid to equity holders		(3,951)	(5,167)
Net cash used in financing activities		**(1,407)**	**(33,697)**
Net increase in cash and cash equivalents		**(9,001)**	**(11,862)**
Cash and cash equivalents at 1 January		(6,248)	8,921
Effect of exchange rate fluctuations on cash held		1,217	(3,307)
Cash and cash equivalents at 31 December	12	**(14,032)**	**(6,248)**

The notes on pages 43 to 86 are an integral part of these consolidated financial statements.

		Page
1.	Reporting entity	44
2.	Basis of preparation	44
3.	Significant accounting policies	45
4.	Determination of fair values	56
5.	Financial risk management	57
6.	Property, plant and equipment	59
7.	Intangible assets	60
8.	Equity accounted investees	62
9.	Deferred tax assets and liabilities	63
10.	Inventories	65
11.	Trade and other receivables	65
12.	Cash and cash equivalents	66
13.	Capital and reserves	67
14.	Loss per share	69
15.	Loans and borrowings	69
16.	Employee benefits	71
17.	Share-based payments	73
18.	Deferred income	74
19.	Warranty provision	74
20.	Trade and other payables	74
21.	Revenue	75
22.	Other income	75
23.	Other expenses	75
24.	Personnel expenses	75
25.	Finance income and expense	75
26.	Income tax expense	76
27.	Financial instruments	77
28.	Operating leases	81
29.	Contingencies	82
30.	Related parties	82
31.	Group entities	82
32.	Explanation of transition to IFRSs	83

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

Notes to the consolidated financial statements
For the year ended 31 December 2008

1. Reporting entity

Retail Holdings N.V. ("ReHo" or the "Company") is a company in the Netherlands Antilles incorporated in December 1999. The address of the Company's registered office is Schottegatweg Oost 44, Willemstad, Curacao, Netherlands Antilles. The consolidated financial statements of the Company as at and for the year ended 31 December 2008 comprise the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities") and the Group's interest in associates.

The Company is a holding company with three principal assets:

1. A 56.8% equity interest in Singer Asia Limited ("Singer Asia") which is engaged in the retail distribution of consumer durable products through operating units located in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers. The Company licenses the SINGER® trademark from a third party.
2. "Seller notes", primarily arising from the sale in 2004 of the Singer worldwide sewing business and trademark (See Note 11);
3. Cash and cash equivalents.

2. Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board. These are the Group's first consolidated financial statements prepared in accordance with IFRS and IFRS 1 has been applied.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 32.

The consolidated financial statements were authorized for issue by the Board of Directors on 9 April 2009.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

- freehold land is measured at fair value
- liabilities for cash-settled share-based payment arrangements are measured at fair value.

The methods used to measure fair values are discussed further in note 4.

(c) Functional and presentation currency

These consolidated financial statements are presented in U.S. Dollars, which is the Company's functional currency. All financial information presented in U.S. Dollars has been rounded to the nearest thousand.

2. Basis of preparation (continued)

(d) Use of estimates and judgments

The preparation of the financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

- Note 7 - measurement of the recoverable amounts of cash-generating units containing goodwill
- Note 9 and 26 – utilization of tax losses
- Note 16 – measurement of defined benefit obligations
- Note 27 – valuation of financial instruments
- Note 29 – contingencies

3. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(ii) Associates (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity. Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost. The consolidated financial statements include the Group's share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

3. Significant accounting policies (continued)

(a) Basis of consolidation (continued)

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss.

(ii) Foreign operations

The assets and liabilities of operations, whose activities are conducted in currencies other than the US Dollar, including fair value adjustments arising on acquisition, are translated to U.S. Dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to U.S. Dollars at the average monthly exchange rate in the month in which the transactions arise.

Foreign currency differences are recognized directly in equity. Since 1 January 2007, the Group's date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve (FCTR). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the FCTR.

3. Significant accounting policies (continued)

(c) Financial instruments

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value, through profit or loss, plus any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting for finance income and expenses is discussed in note 3 (m)

(ii) Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(d) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses except for freehold land which is measured at fair value.

Where items of property, plant and equipment are subsequently revalued, the entire class of such assets is revalued. Revaluations are made with sufficient regularity to ensure that their carrying amounts do not differ materially from their fair values at the balance sheet date.

When an asset is revalued, any increase in the carrying amount is credited directly to a revaluation reserve within equity unless it reverses a previous revaluation decrease relating to the same asset, which was recognized as an expense at the time. In these circumstances the increase is recognized as income to the extent of the previous write down. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense unless it reverses a previous surplus relating to that asset, in which case it is charged against any related revaluation reserve, to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Any balance remaining in the revaluation reserve in respect of an asset, is transferred directly to retained earnings on retirement or disposal of the asset.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Borrowing costs related to the acquisition or construction of qualifying assets are capitalized as a cost of the related assets.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

3. Significant accounting policies (continued)

(d) Property, plant and equipment (continued)

(i) Recognition and measurement (continued)

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within "other income" in profit or loss. When revalued assets are sold, the amounts included in the revaluation surplus reserve are transferred to retained earnings.

(ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its costs can be measured reliably. The carrying amount of the replaced part is derecognized. The cost of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	10-50 years
Plant and equipment	2-20 years
Fixtures and fittings	2-10 years

(e) Intangible assets

(i) Goodwill

Acquisitions of subsidiaries

Goodwill arising from the acquisition of subsidiaries represents the difference between the reorganization value of the operating subsidiaries of Singer Asia Limited upon the emergence of Reho from bankruptcy and the values attributable to specific tangible and identifiable intangible assets at that time.

Acquisitions of minority interests

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired at the date of exchange.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.

(ii) Other intangible assets

Trademarks with indefinite useful lives are tested for impairment annually. Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

3. Significant accounting policies (continued)

(e) Intangible assets (continued)

(iii) Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(f) Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the assets under operating leases are not recognized on the Group's balance sheet.

(g) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventory is based on the weighted average principle for finished goods and on the standard cost principle for raw materials and work-in-progress of manufacturing locations.

Cost includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

(h) Impairment

(i) Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flow of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

3. Significant accounting policies (continued)

(h) Impairment (continued)

(ii) Non-financial assets

The carrying amounts of the Group's non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit"). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a *pro rata* basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

3. Significant accounting policies (continued)

(i) Employee benefits (continued)

(ii) Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on long-term bonds that have maturity dates approximating the terms of the Group's obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Group, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefits relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.

The Group recognizes all actuarial gains and losses arising from defined benefit plans directly in profit and loss for the period immediately.

(iii) Other long-term employee benefits

The Group's net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on long-term bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

(iv) Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

(v) Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

3. Significant accounting policies (continued)

(i) Employee benefits (continued)

(vi) Share-based payment transactions

The grant date fair value of options granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and non-market vesting conditions are met.

(j) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(i) Warranties

A provision for warranties is recognised when the underlying products are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

(k) Revenue

(i) Goods sold

Revenues from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the revenue can be measured reliably.

Transfer of risks and rewards usually occurs when the customers take possession of the products.

(ii) Finance charges

Finance charges on installment sales are recognized using the effective interest method.

(iii) Commissions

When the Group acts in the capacity of an agent rather than as principal in a transaction, the revenue recognized is the net amount of commission made by the Group.

(iv) Other services

Revenue from services rendered is recognized in the profit or loss when such services are performed.

(v) Royalty and license income

Royalty and license fees paid by third parties and affiliates for the right to use the SINGER® name for certain products, services and locations, in selected markets, are included in revenues.

3. Significant accounting policies (continued)

(l) Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payment made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(m) Finance income and expenses

Finance income comprises interest income and dividend income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Finance expenses comprise interest expense on borrowings and impairment losses recognized on financial assets. Borrowing costs related to the acquisition or construction of qualifying assets are capitalized as a cost of the related assets. All other borrowing costs are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(n) Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

3. Significant accounting policies (continued)

(n) Income tax (continued)

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized.

(o) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(p) Segment reporting

The Group determines that it operates as one business segment which is the operation of a retail business and one geographical segment which is Asia. Therefore, segment reporting is not applicable to the Group.

(q) New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2008, and have not been applied in preparing these consolidated financial statements:

- IFRS 8 Operating Segments introduces the "management approach" to segment reporting. IFRS 8, which becomes mandatory for the Group's 2009 financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group's Chief Operating Decision Maker in order to assess each segment's performance and to allocate resources to them. Implementation of IFRS 8 is not expected to have any material impact on the consolidated financial statements.

- Revised IAS 23 *Borrowing Costs* removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Group's 2009 consolidated financial statements. According to the Group's current accounting policy, the Group capitalizes borrowing costs to qualifying assets; therefore, there will be no impact on the Group's 2009 consolidated financial statements.

- IFRIC 13 Customer Loyalty Programs addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group's 2009 financial statements, is not expected to have any material impact on the consolidated financial statements.

3. Significant accounting policies (continued)

(q) New standards and interpretations not yet adopted (continued)

- Revised IAS 1 Presentation of Financial Statements (2007) introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners in their capacity as owners. Total comprehensive income may be presented in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in a single statement), or in an income statement and a separate statement of comprehensive income. Revised IAS 1, which becomes mandatory for the Group's 2009 consolidated financial statements, is expected to have an impact on the presentation of the consolidated financial statements. The Group plans to provide total comprehensive income in a single statement of comprehensive income for its 2009 consolidated financial statements.

- Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation requires puttable instruments, and instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation, to be classified as equity if certain conditions are met. The amendments, which become mandatory for the Group's 2009 consolidated financial statements, with retrospective application required, are not expected to have any material impact on the consolidated financial statements.

- Revised IFRS 3 Business Combinations (2008) incorporates the following changes that are likely to be relevant to the Group's operations:

  - The definition of a business has been broadened, which is likely to result in more acquisitions being treated as business combinations.
  - Contingent consideration will be measured at fair value, with subsequent changes therein recognized in profit or loss.
  - Transaction costs, other than share and debt issue costs, will be expensed as incurred.
  - Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss.
  - Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

  Revised IFRS 3, which becomes mandatory for the Group's 2010 consolidated financial statements, will be applied prospectively and, therefore, there will be no material impact on prior periods in the Group's 2010 consolidated financial statements.

- Amended IAS 27 Consolidated and Separate Financial Statements (2008) requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognized as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss. The amendments to IAS 27, which become mandatory for the Group's 2010 consolidated financial statements, are not expected to have a significant impact on the consolidated financial statements.

- Amendment to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations clarifies the definition of vesting conditions, introduces the concept of non-vesting conditions, requires non-vesting conditions to be reflected in grant-date fair value and provides the accounting treatment for non-vesting conditions and cancellations. The amendments to IFRS 2 will become mandatory for the Group's 2009 consolidated financial statements, with retrospective application. The Group has not yet determined the potential effect of the amendment.

4. Determination of fair values

A number of the Group's accounting policies and disclosures require the determination of fair values, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i) Trade and other receivables

The fair value of trade and other receivables which is determined for disclosure purposes in Note 27 is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(ii) Freehold land

The fair value of freehold land is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

(iii) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

(iv) Share-based payment transactions

The fair value of employee stock options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

5. Financial risk management

(a) Overview

The Group has exposure to the following risks from its use of financial instruments:

- credit risk
- liquidity risk
- market risk

This note presents information about the Group's exposure to each of the above risks, the Group's objectives, policies and processes for measuring and managing risk, and the Group's management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Company's Board of Directors has overall responsibility for the establishment and oversight of the Group's risk management framework.

The Group's risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group's activities.

The Company's Directors oversee how management monitors compliance with the Group's risk management policies and procedures, and review the adequacy of the risk management framework in relation to the risks faced by the Group. The Company's Directors are assisted in their oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Company's Directors.

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and the KSIN Notes received in connection with the sale of the sewing business.

(i) Trade and other receivables

The Group's exposure to credit risk arises both from sale of products on Installment Credit / Hire Purchase which is an integral part of the business of the Group and from the KSIN Notes.

The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group's customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. Geographically there is no concentration of credit risk.

The Group generally requires collateral in respect of trade and other receivables (other than the KSIN Notes) so that in the event of non-payment the Group can repossess the product or limit its exposure against the value of the collateral.

5. Financial risk management (continued)

(b) Credit risk (continued)

(i) Trade and other receivables (continued)

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

(c) Guarantees

The Group's policy is not to provide financial guarantees to subsidiaries.

(d) Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

(e) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Group's income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(f) Currency risk

The Group is exposed to currency risk on purchases that are denominated in a currency other than the respective functional currencies of Group entities. The currency in which these transactions primarily are denominated is U.S. Dollars. The currency risk is limited by the short-term nature of the period between the dates of the purchase and the settlements of the related liability.

(g) Interest rate risk

The Group manages interest rate risk on borrowings by using a combination of fixed and floating interest rates.

(h) Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital, which the Group defines as net operating income divided by total shareholders' equity, and minority interests.

There were no changes in the Group's approach to capital management during the year.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

6. Property, plant and equipment

In thousands of U.S. Dollars	**Land, buildings and leasehold improvements**	**Plant and equipment**	**Fixtures and fittings**	**Total**
Cost				
Balance at 1 January 2007	27,080	15,829	4,825	47,734
Acquisitions	3,618	2,747	759	7,124
Disposals	(2,605)	(795)	(122)	(3,522)
Reclassification	(593)	1	592	-
Effect of movements in exchange rates	1,193	235	71	1,499
Balance at 31 December 2007	28,693	18,017	6,125	52,835
Balance at 1 January 2008	28,693	18,017	6,125	52,835
Acquisitions	3,619	2,308	551	6,478
Revaluation of freehold land	15,106	-	-	15,106
Disposals	(4,762)	(382)	(127)	(5,271)
Reclassification	(518)	-	518	-
Effect of movements in exchange rates	(1,659)	(1,405)	(303)	(3,367)
Balance at 31 December 2008	40,479	18,538	6,764	65,781
Depreciation and impairment losses				
Balance at 1 January 2007	11,178	8,365	2,361	21,904
Depreciation charge for the year	1,691	1,466	538	3,695
Disposals	(1,613)	(714)	(118)	(2,445)
Reclassification	(66)	-	66	-
Effect of movements in exchange rates	621	141	68	830
Balance at 31 December 2007	11,811	9,258	2,915	23,984
Depreciation and impairment losses				
Balance at 1 January 2008	11,811	9,258	2,915	23,984
Depreciation charge for the year	1,457	1,813	712	3,982
Impairment loss	162	-	-	162
Disposals	(2,876)	(296)	(118)	(3,290)
Reclassification	45	-	(45)	-
Effect of movements in exchange rates	(582)	(761)	(169)	(1,512)
Balance at 31 December 2008	10,017	10,014	3,295	23,326
Carrying amounts				
At 1 January 2007	15,902	7,464	2,464	25,830
At 31 December, 2007	16,882	8,759	3,210	28,851
At 1 January 2008	16,882	8,759	3,210	28,851
At 31 December 2008	30,462	8,524	3,469	42,455

6. Property, plant and equipment (continued)

Change in accounting policy

During the year ended 31 December 2008, the Group changed its accounting policy for measuring freehold land from cost to fair value, determined by qualified independent appraisers.

Leased plant and machinery

The Group leases production equipment under a number of finance lease agreements. At 31 December 2008 the net carrying amount of leased plant and machinery was USD 1,079 thousand (2007: USD 1,189 thousand).

Security

At 31 December 2008 properties with a carrying amount of USD 2,709 thousand (2007: USD 2,383 thousand) are collateralized to secure bank loans (see note 15).

7. Intangible assets

In thousands of U.S. Dollars	**Trademarks**	**Goodwill**	**Total**
Cost			
Balance at 1 January 2007	846	14,321	15,167
Acquisition of minority interest	-	537	537
Effect of movements in exchange rates	(11)	-	(11)
Balance at 31 December 2007	835	14,858	15,693
Balance at 1 January 2008	835	14,858	15,693
Acquisition of minority interest	-	339	339
Effect of movements in exchange rates	(35)	-	(35)
Balance at 31 December 2008	800	15,197	15,997
Impairment losses			
Balance at 1 January 2007	-	-	-
Impairment loss	-	-	-
Balance at 31 December 2007	-	-	-
Balance at 1 January 2008	-	-	-
Impairment loss	-	12,319	12,319
Balance at 31 December 2008	-	12,319	12,319
Carrying amounts			
At 1 January 2007	846	14,321	15,167
At 31 December 2007	835	14,858	15,693
At 1 January 2008	835	14,858	15,693
At 31 December 2008	800	2,878	3,678

7. Intangible assets (continued)

Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill is allocated to the Group's operating subsidiaries which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

Value in use was determined by discounting the future cash flows generated from the continuing use of the cash generating units and was based on the following key assumptions:

Cash flows were projected based on actual operating results and the three-year business plan ending 31 December 2011. Thereafter the cash flows are extrapolated into the future over the useful life of cash-generating units. Management believes that this forecast period was justified due to the long-term nature of the retail business.

The discount rate was estimated based on an industry average weighted average cost of capital, which was based on a possible range of debt leveraging of 45.5 percent.

The values assigned to the key assumptions represent management's assessment of future trends in the retail industry and are based on both external sources and internal sources (historical data).

In addition, the following key assumptions were utilized in determining value in use for each cash generating unit:

Significant subsidiaries containing goodwill	**Pretax weighted average costs of capital**	**Pre-tax cost of debt**
Bangladesh	23.3%	12.6%
Pakistan	30.3%	13.5%
Sri Lanka	32.6%	18.5%
Thailand	17.0%	12.4%

The Group reviewed the market value less cost to sell and the discounted cash flows of cash generating units containing goodwill. Based on the goodwill valuation review, the Group recorded an impairment charge of USD 11,443 thousand at the ReHo consolidation and an impairment charge of USD 876 thousand at Singer Asia during the year ended 31 December 2008. USD 2,878 thousand of the goodwill at the ReHo consolidation was judged to be unimpaired.

8. Equity accounted investees

The Group's share of profit in its equity accounted investees for the year was USD 1,204 thousand (2007: USD 1,741 thousand).

Summary financial information for equity accounted investees, not adjusted for the percentage ownership held by the Group.

In thousands of U.S. Dollars	**Ownership**	**Non-current assets**	**Current asset**	**Total assets**	**Non-current liabilities**	**Current liabilities**	**Total liabilities**	**Revenues**	**Expenses**	**Profit / (loss)**
2007										
International Leasing and Financial Services Ltd (Bangladesh)	45%	31,392	92,310	123,702	1,359	7,009	8,368	15,052	(13,340)	1,712
Commercial Leasing Company Ltd. (Sri Lanka)	30%	44,348	29,052	73,400	165	37,212	37,377	16,543	(12,794)	3,749
Singer India Limited	49.6%	-	-	-	-	-	-	-	-	-
Other	20%-49%	586	3,168	3,754	722	2,438	3,160	1,687	(1,759)	(72)
		76,326	124,530	200,856	2,246	46,659	48,905	33,282	(27,893)	5,389
2008										
International Leasing and Financial Services Ltd (Bangladesh)	45%	1,294	152,175	153,469	1,015	8,179	9,194	17,110	(15,435)	1,675
Singer India Limited	49.6%	-	-	-	-	-	-	-	-	-
Other	20%-49%	457	1,332	1,789	498	1,961	2,459	994	(1,823)	(829)
		1,751	153,507	155,258	1,513	10,140	11,653	18,104	(17,258)	846

In 2008, the Company sold its investment in Commercial Leasing Company Ltd., and recorded a gain in the amount of USD 1,098 thousand.

In 2005, Singer India Limited ("SIL") was registered as a "Sick Company" by the Board for Industrial & Financial Reconstruction ("BIFR") pursuant to the Sick Industrial Companies (Special Provisions) Act, 1985 of India. During 2008, a restructuring plan was approved by the BIFR which provided for the restructuring of the balance sheet of SIL, including the infusion of Indian Rupee 83.5 Million (or USD 1,720 thousand) by the Group and relief from amounts owing to secured and unsecured creditors except for an amount of USD 2,768 thousand owing to the Group. No provision for non-collection of this amount has been recorded in the financial statements of the Group. The Management expects SIL to emerge from BIFR protection during the second half of the year ending 31 December 2009.

9. Deferred tax assets and liabilities

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

In thousands of U.S. Dollars	**2008**	**2007**
Tax losses	15,802	15,802
Deductible temporary differences	3,271	2,189
	19,073	17,991

The tax losses expire during 2011-2012. Deferred tax assets have not been recognized in respect of these temporary differences because it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

In thousands of U.S. Dollars	**Assets**		**Liabilities**		**Net**	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**
Property, plant and equipment	84	-	(3,157)	(1,689)	(3,073)	(1,689)
Receivables	4,813	7,367	-	-	4,813	7,367
Inventories	1,344	1,492	-	-	1,344	1,492
Employee benefit plans	2,855	3,357	-	-	2,855	3,357
Finance charges on installment sales	1,004	535	(663)	(523)	341	12
Tax loss carry forward	576	629	-	-	576	629
Others	370	1	(250)	(147)	120	(146)
	11,046	13,381	(4,070)	2,359	6,976	11,022

9. Deferred tax assets and liabilities (continued)
Movement in temporary differences during the year

In thousands of U.S. Dollars	Balance 1 January 2007	Recognized in profit or loss	Recognized in equity	Effects from movements in exchange rate	Balance 31 December 2007	Recognized in profit or loss	Recognized in equity	Effects from movements in exchange rate	Balance 31 December 2008
Property, plant and equipment	(1,006)	(587)	-	(96)	(1,689)	-	(1,360)	(24)	(3,073)
Receivables	8,204	(1,457)	-	620	7,367	(2,251)	-	(303)	4,813
Inventories	3,472	(2,316)	-	336	1,492	(31)	-	(117)	1,344
Employee benefit plans	2,669	16	-	672	3,357	68	-	(570)	2,855
Finance charges on installment sales	482	(524)	-	54	12	(182)	-	511	341
Tax loss carry forward	868	(46)	-	(193)	629	12	-	(65)	576
Others	256	183	-	(585)	(146)	-	-	266	120
	14,945	(4,731)	-	808	11,022	(2,384)	(1,360)	(302)	6,976

Movement in unrecognized deferred tax assets and liabilities during the year

Deferred tax assets and liabilities, and their movements during the year have not been recognized in respect of the following items:

In thousands of U.S. Dollars	Balance 1-Jan-07	Additions	Recognition	Balance 31-Dec-07	Additions	Recognition	Balance 31-Dec-08
Tax losses	9,306	6,496	-	15,802	-	-	15,802
Deductible temporary differences	824	1,365	-	2,189	1,082	-	3,271
	10,130	7,861	-	17,991	1,082	-	19,073

10. Inventories

In thousands of U.S. Dollars	2008	2007
Raw materials and consumables	5,319	6,489
Work in progress	1,635	1,341
Finished goods	53,424	48,673
	60,378	56,503

In 2008 raw materials, consumables and changes in finished goods and work in progress recognized as cost of sales amounted to USD 182,555 thousand (2007: USD 169,104 thousand). In 2008 the write-down of inventories to net realizable value amounted to USD 453 thousand (2007: USD 7,473 thousand). The write-down is included in cost of sales.

At 31 December 2008, inventories with carrying amount of USD 567 thousand (2007: USD 254 thousand) are collateralized to secure bank loans (see note 15).

11. Trade and other receivables

In thousands of U.S. Dollars	2008	2007
Receivables from affiliates	4,757	3,554
Trade receivables	130,998	145,389
Others	44,837	43,357
Less: Unearned finance charges	(31,227)	(34,891)
	149,365	157,409
Non-current	51,319	48,404
Current	98,046	109,005
	149,365	157,409

KSIN Notes consist of the remaining consideration due from the sale in September 2004 of the Singer worldwide sewing business and of the ownership of the SINGER® trademark to KSIN Holdings, Ltd., an affiliate of funds managed by Kohlberg & Co., LLC. The total consideration included USD 22,500 thousand in unsecured subordinated promissory notes (the "KSIN Notes").

The KSIN Notes bear interest at 10.0% per annum, paid semi-annually in arrears in June and December. On each interest payment date, the issuer of the KSIN Notes has the option to capitalize up to 30% of the interest due by increasing the outstanding principal amount of the Notes by a corresponding amount. For the June 2008 payment and the June and December 2007 payments, the issuer of the Notes elected to pay the entire interest amount in cash. An amount of USD 7,500 thousand of the principal of the KSIN Notes is due September 2010 and the remaining principal balance and accrued interest is due September 2011. A valuation reserve for the KSIN Notes relating to possible tax indemnity claims arising from the sale of the sewing business is included in other non-current liabilities. At 31 December 2008, the balance of KSIN Notes of USD 24,060 thousand (2007: USD 23,704 thousand) is included in other receivables.

11. Trade and other receivables (continued)

At 31 December 2008, trade receivables with carrying amount of USD 4,254 thousand (2007: USD 1,771 thousand) are collateralized to secure bank loans (see note 15).

The Group's exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 27.

12. Cash and cash equivalents

In thousands of U.S. Dollars	**2008**	**2007**
Bank balances	18,909	21,669
Call deposits	407	1,184
Cash and cash equivalents	19,316	22,853
Bank overdrafts	(33,348)	(29,101)
Cash and cash equivalents in the statement of cash flows	(14,032)	(6,248)

At 31 December 2008 cash pledged as collateral in the amount of USD 3,305 thousand (2007: USD 1,250 thousand) is shown as other current assets.

The Group's exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in 27.

13. Capital and reserves
Reconciliation of movement in capital and reserves

In thousands of U.S. Dollars	*Note*	Attributable to equity holders of the Company: Share capital	Share premium	Translation reserve	Revaluation reserve	Deficit	Total	Minority interests	Total equity
Balance at 1 January 2007		51	90,926	(5,046)	-	(3,846)	82,085	51,504	133,589
Total recognized income and expense		-	-	716	-	(3,268)	(2,552)	(7,819)	(10,371)
Share options exercised		-	188	-	-	-	188	-	188
Issuance of options to employees by Singer Asia Limited		-	88	-	-	-	88	67	155
Dividends paid to equity holders		-	(5,167)	-	-	-	(5,167)	-	(5,167)
Acquisitions of minority interests		-	-	-	-	-	-	(900)	(900)
Dividends from subsidiaries paid to minority shareholders		-	-	-	-	-	-	(557)	(557)
Balance at 31 December 2007		51	86,035	(4,330)	-	(7,114)	74,642	42,295	116,937
Balance at 1 January 2008		51	86,035	(4,330)	-	(7,114)	74,642	42,295	116,937
Total recognized income and expense		-	-	(1,618)	5,877	(11,388)	(7,129)	6,231	(898)
Share options exercised		2	403	-	-	-	405	-	405
Issuance of options to employees by Singer Asia Limited		-	64	-	-	-	64	48	112
Dividends paid to equity holders		-	(3,951)	-	-	-	(3,951)	-	(3,951)
Acquisition of minority interests		-	-	-	-	-	-	(670)	(670)
Dividend from subsidiaries paid to minority shareholders		-	-	-	-	-	-	(510)	(510)
Disposal of subsidiaries		-	-	-	-	-	-	(176)	(176)
Balance at 31 December 2008		53	82,551	(5,948)	5,877	(18,502)	64,031	47,218	111,249

13. Capital and reserves (continued)

Acquisition of minority interest

In 2008, the Group acquired an additional 2.6 percent interest in Singer (Sri Lanka) Ltd. for USD 1,009 thousand in cash, increasing its ownership from 84.9 to 87.5 percent. The carrying amount of Singer (Sri Lanka) Ltd's net assets in the consolidated financial statements on the date of acquisition was USD 25,000 thousand. The Group recognized a decrease in minority interests of USD 670 thousand and goodwill of USD 339 thousand.

In 2007, the Group acquired an additional 3.8 percent interest in Singer (Sri Lanka) Ltd. for USD 1,437 thousand in cash, increasing its ownership from 81.1 to 84.9 percent. The carrying amount of Singer (Sri Lanka) Ltd's net assets in the consolidated financial statements on the date of acquisition was USD 23,000 thousand. The Group recognized a decrease in minority interests of USD 900 thousand and goodwill of USD 537 thousand.

Share capital and share premium

In thousands of shares	**Redeemable ordinary shares**		**Preference shares**	
	2008	**2007**	**2008**	**2007**
On issue at 1 January	5,167	5,087	-	-
Issued for cash	-	-	-	-
Exercise of share options	102	80	-	-
On issue at 31 December	5,269	5,167	-	-

The authorized capital of the Company is USD 210 thousand divided into (a) twenty million (20,000,000) common shares with a par value of USD 0.01 per share and (b) one million (1,000,000) preferred shares with a par value of USD 0.01 per preferred share.

Preferred shares can be issued in series. To date, the Company has issued Series A Convertible Preferred Stock, consisting of 40 preferred shares. The Company repurchased the outstanding preferred shares in 2003 and cancelled them in 2006.

To date, the Company has issued 8,876,105 common shares, and has acquired through purchase and pursuant to the terms of the reorganization plan 3,607,839 common shares. All shares purchased or received by the Company have been cancelled.

All shares have equal voting rights.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Revaluation reserve

The revaluation reserve relates to the increase in the carrying amount of freehold land resulting from its remeasurement from its cost to fair value.

13. Capital and reserves (continued)

Dividends

The following dividends were declared and paid by the Group:

In thousands of US. Dollars	**2008**	**2007**
USD 0.75 per qualifying ordinary share (2007: USD 1.00)	3,951	5,167

14. Loss per share

Basic and diluted loss per share

The calculation of basic and diluted loss per share at 31 December 2008 was based on the loss attributable to ordinary shareholders of USD 11,388 thousand (2007: loss of USD 3,268 thousand) and a weighted average number of ordinary shares outstanding of 5,227 thousand (2007: 5,140 thousand), calculated as follows:

Weighted average number of ordinary shares

In thousands of shares	**2008**	**2007**
Issued ordinary shares at 1 January	5,167	5,087
Effect of share options exercised	60	53
Weighted average number of ordinary shares at 31 December	5,227	5,140

The amount attributable to equity holders of the company was in a loss position during 2008 and 2007; therefore, diluted loss per share is equal to basic loss per share.

15. Loans and borrowings

This note provides information about the contractual terms of the Group's interest-bearing loans and borrowings, which are measured at amortised cost. For more information about the Group's exposure to interest rate, foreign currency and liquidity risk, see note 27.

In thousands of U.S. Dollars	**2008**	**2007**
Non-current liabilities		
Secured bank loans	5,014	6,229
Unsecured bank loans	14,015	30,088
Public deposits	415	690
Promissory notes	-	2,394
Finance lease liabilities	693	660
	20,137	40,061
Current liabilities		
Current portion of secured bank loans	8,725	6,332
Current portion of unsecured bank loans	57,063	50,058
Public deposits	9,544	4,081
Promissory notes	8,056	5,921
Current portion of finance lease liabilities	298	251
	83,686	66,643

15. Loans and borrowings (continued)
Terms and debt repayment schedule
Terms and conditions of outstanding loans were as follows:

In thousands of U.S. Dollars	Currency	Nominal interest rate 2008	Nominal interest rate 2007	Years of maturity	31 December 2008 Face value	31 December 2008 Carrying amount	31 December 2007 Face value	31 December 2007 Carrying amount
Secured bank loans	PKR	17.0%	12.1%	2009 - 2013	3,509	3,509	4,480	4,480
Secured bank loans	SLR	21.1%	13.5%	2009 - 2012	5,755	5,755	5,182	5,182
Secured bank loans	BDT	13.4%	13.2%	2009 - 2013	2,077	2,077	1,371	1,371
Secured bank loans	INR	8.3%	-	2009 - 2011	1,200	1,200	-	-
Secured bank loans	PHP	11.5%	12.5%	2009	1,198	1,198	1,528	1,528
Unsecured bank loans	SLR	18.4%	16.7%	2009 - 2010	46,359	46,359	49,060	49,060
Unsecured bank loans	THB	5.4%	5.5%	2009	24,719	24,719	31,086	31,086
Public Deposits	SLR	21.6%	18.6%	2009 - 2013	9,959	9,959	4,771	4,771
Promissory Notes	SLR	16.0%	14.4%	2009 - 2012	2,292	2,292	2,394	2,394
Promissory Notes	PHP	11.5%	12.5%	2009	63	63	-	-
Promissory Notes	THB	6.2%	6%	2009	5,701	5,701	5,921	5,921
Total interest-bearing liabilities					102,832	102,832	105,793	105,793

15. Loans and borrowings (continued)

Finance lease liabilities

Finance lease liabilities are payable as follows:

In thousands of U.S. Dollars	**Future minimum lease payments 2008**	**Interest 2008**	**Present value of minimum lease payments 2008**	**Future minimum lease payments 2007**	**Interest 2007**	**Present value of minimum lease payments 2007**
Less than one year	420	122	298	342	91	251
Between one and five years	851	158	693	776	116	660
	1,271	280	991	1,118	207	911

The bank loans are secured by plant and equipment, inventories and receivables with the following carrying amounts:

In thousands of U.S. Dollars	**2008**	**2007**
Property, plant and equipment	2,709	2,383
Receivables	4,254	1,771
Inventories	567	254
	7,530	4,408

16. Employee benefits

In thousands of U.S. Dollars	**2008**	**2007**
Present value of unfunded obligations	7,193	7,037
Present value of funded obligations	1,113	1,563
Total present value of obligations	8,306	8,600
Fair value of plan assets	(1,590)	(1,938)
Unrecognized surplus	397	374
Recognized liability for defined benefit obligations	7,113	7,036
Other long-term employee benefits	3,566	3,331
Total employee benefits	10,679	10,367

The Group makes contributions to non-contributory defined benefit plans that provide benefits for employees upon retirement. Plans vary from location to location. In most instances they entitle a retired employee to receive a lump sum payment equal to 10 days to 1 month of the final salary for each year of service that the employee provided, while in some instances they entitle a retired employee to receive an annual payment equal to a percentage of final salary based on the years of service, in both cases subject to certain limits and conditions.

16. Employee benefits (continued)

Plan assets comprise:

In thousands of U.S. Dollars	2008	2007
Term deposits	872	1,037
Government securities	550	700
Cash and cash equivalents	97	6
Equity securities	71	163
Receivables	-	2
Others	-	30
	1,590	1,938

Movement in the present value of the defined benefit obligations

In thousands of U.S. Dollars	2008	2007
Defined benefit obligations at 1 January	8,600	7,470
Benefits paid by the plan	(391)	(372)
Current service costs and interest (see below)	1,348	1,223
Actuarial (gains) losses recognized during the period	(654)	20
Effect from movements in exchange rates	(597)	259
Defined benefit obligations at 31 December	8,306	8,600

Movement in the present value of plan assets

In thousands of U.S. Dollars	2008	2007
Fair value of plan assets at 1 January	1,938	1,667
Contributions to the plan	113	283
Benefits paid by the plan	(261)	(300)
Expected return on plan assets	179	192
Actuarial (losses) gains recognized in profit and loss	42	76
Effect from movements in exchange rates	(421)	20
Fair value of plan assets at 31 December	1,590	1,938

Expense recognized in profit or loss

In thousands of U.S. Dollars	2008	2007
Current service costs	823	688
Interest on obligation	525	535
Expected return on plan assets	(179)	(192)
Actuarial (gain) / loss	(696)	(24)
	473	1,007

The expense is recognized in the following line item in the income statements:

In thousands of U.S. Dollars	2008	2007
Selling and administrative expenses	473	1,007

16. Employee benefits (continued)

Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2008	**2007**
Discount rate at 31 December	8.6%	10.1 %
Expected return on plan assets at 1 January	9.3%	10.0 %
Future salary increases	6.8%	7.1 %

Historical information

In thousands of U.S. Dollars	**2008**	**2007**
Present value of the defined benefit obligation	8,306	8,600
Fair value of plan assets	(1,590)	(1,938)
Deficit in the plan	6,716	6,662

The Group expects USD 58 thousand in contributions to be paid to the funded defined benefit plans and USD 678 thousand in benefits to be paid for the unfunded plans in 2009.

Assumptions regarding future mortality are based on published statistics and mortality tables.

17. Share-based payments

Retail Holdings N.V.

ReHo's 2000 Management Stock Plan, as amended, provides for the issuance of a maximum of 1,000,000 options for common shares to key employees of the Company. All options are granted at no less than fair market value at the date of the grant. Options granted may vest immediately or over a two-year period and expire at up to ten years from the date of grant. All options outstanding at 31 December 2008 and 2007 are fully vested.

A summary of changes in the share option plan is as follows:

	Shares under options	**Weighted average exercise price (USD)**
Outstanding, 31 December 2006	281,500	3.53
Exercised in 2007	(80,000)	2.36
Outstanding, 31 December 2007	201,500	3.99
Exercised in 2008	(101,500)	3.99
Outstanding, 31 December 2008	100,000	4.00

As of 31 December 2008, the average remaining life of exercisable options is 6.16 years.

17. Share-based payments (continued)

Singer Asia Limited

In 2005 Singer Asia granted stock options to Singer Asia employees to purchase 60,000 shares of Singer Asia stock. The options are exercisable at 40% of the number of options granted on the second anniversary of the date of grant and 20% of the number of options granted on each successive anniversary of the date of grant so that they are fully exercisable within 5 years from date of grant. During 2008 10,000 options were forfeited. At 31 December 2008, 30,000 options were fully vested (2007: 24,000 options).

The Company recognized stock-based compensation expense of USD 112 thousand in 2008 and USD 155 thousand in 2007, which was based on the fair value of the awards.

18. Deferred income

Deferred income arises where monies are received from customers' under contracts where the service under the contract has to be performed by the Group in a future period. The income is deferred and recognized as income over the period that the service is performed.

19. Warranty provision

In thousands of U.S. Dollars	**2008**	**2007**
Balance at 1 January	871	997
Provisions made during the year	915	745
Provisions used during the year	(899)	(871)
Balance at 31 December	887	871
Non-current	195	114
Current	692	757
	887	871

The provision for warranty relates mainly to products sold during the years ended 31 December 2008 and 2007. The provision is based on estimates made from historical warranty data associated with similar products.

20. Trade and other payables

In thousands of U.S. Dollars	**2008**	**2007**
Trade payables	21,049	20,491
Non-trade payables and accrued expenses	14,009	20,067
	35,058	40,558

The Group's exposure to currency and liquid risks related to trade and other payables is disclosed in Note 27.

21. Revenue

In thousands of U.S. Dollars	**2008**	**2007**
Sales	247,275	231,454
Finance charges	42,215	41,601
Commission	926	1,768
Service income	1,740	1,315
Others	1,587	1,254
	293,743	277,392

22. Other income

In thousands of U.S. Dollars	**2008**	**2007**
Gain from disposal of property, plant and equipment	1,749	1,138
Others	3,190	1,270
	4,939	2,408

23. Other expense

In thousands of U.S. Dollars	**2008**	**2007**
Royalty expense	2,937	2,763

24. Personnel expenses

In thousands of U.S. Dollars	*Note*	**2008**	**2007**
Wages and salaries		42,317	40,808
Compulsory social security contributions		735	723
Contributions to defined contribution plans		1,288	1,141
Expenses related to defined benefit plans	*16*	473	1,007
Others		2,312	2,563
		47,125	46,241

25. Finance income and expense
Recognized in profit or loss

In thousands of U.S. Dollars	**2008**	**2007**
Interest income on bank deposits	384	1,063
Interest from KSIN Notes	2,370	2,370
Other	555	165
Finance income	3,309	3,598
Interest expense	19,987	17,228
Net foreign exchange (gain) loss	275	(90)
Finance expense	20,262	17,138
Net finance expense recognized in profit or loss	16,953	13,540

26. Income tax expense

In thousands of U.S. Dollars	**2008**	**2007**
Current tax expense		
Current period	2,483	3,376
Adjustment for prior periods	(112)	21
	2,371	3,397
Deferred tax expense		
Origination and reversal of temporary differences	2,384	4,731
Total income tax expense	4,755	8,128

Reconciliation of effective tax rate

In thousands of U.S. Dollars	**2008** %	**2008**	**2007** %	**2007**
Profit (loss) for the period		(10,716)		(13,520)
Total income tax expense		4,755		8,128
Profit (loss) excluding income tax		(5,961)		(5,392)
Income tax at the domestic rates applicable to profits in the country concerned	31.70%	(1,890)	32.67 %	(1,762)
Under (over) provided in prior periods	1.88%	(112)	(0.39 %)	21
Change in unrecognized temporary differences and effect of tax expense on loss before tax	(106.98%)	6,377	(180.34%)	9,724
Permanent differences	(5.05%)	301	0.50%	(27)
Change in tax rate	0.94%	(56)	-	-
Surcharge on corporate income tax	(0.25%)	15	(0.41%)	22
Netherlands Antilles tax	(2.01%)	120	(2.77%)	150
	(79.77%)	4,755	(150.74%)	8,128

Income tax recognized directly in equity

In thousands of U.S. Dollars	**2008**	**2007**
Revaluation of property, plant and equipment	1,360	-

27. Financial Instruments
Credit risk
Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Carrying amount	
In thousands of U.S. Dollars	**2008**	**2007**
Receivables	149,365	157,409
Cash and cash equivalents	19,316	22,853
	168,681	180,262

The maximum exposure to credit risk for loans and receivables at the reporting date by geographic region was:

	Carrying amount	
In thousands of U.S. Dollars	**2008**	**2007**
Asian countries	124,909	131,795
Other countries	24,456	25,614
	149,365	157,409

The maximum exposure to credit risk for receivables at the reporting date by type of counterparty was:

	Carrying amount	
In thousands of U.S. Dollars	**2008**	**2007**
Retail customers	105,061	114,654
Wholesales	10,329	9,622
Others	33,975	33,133
Total	149,365	157,409

Impairment losses

The aging of receivables at the reporting date was:

In thousands of U.S. Dollars	**Gross 2008**	**Impairment 2008**	**Gross 2007**	**Impairment 2007**
Not past due	135,794	-	138,529	-
Past due 0-30 days	6,688	56	6,812	127
Past due 31-120 days	6,348	1,962	11,266	3,719
Past due more than 120 days	22,178	19,625	28,994	24,346
	171,008	21,643	185,601	28,192

27. Financial Instruments (continued)
Credit risk (continued)
Impairment losses (continued)

The movement in the allowance for impairment in respect of receivables during the year was as follows:

In thousands of U.S. Dollars	**2008**	**2007**
Balance at 1 January	28,109	27,675
Impairment loss recognized during the period	3,008	10,951
Impairment loss reversed during the period	(9,474)	(10,434)
Balance at 31 December	21,643	28,192

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables not past due; the balance relates to customers that have a good track record with the Group.

The allowance account in respect of receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount is possible; at that point the amounts considered irrecoverable are written off against the financial asset directly. At 31 December 2008 the Group did not have any collective impairment on its receivables.

Liquidity risk
31 December 2008

In thousand of U.S. Dollars	**Carrying amount**	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities							
Secured bank loans	13,739	16,462	6,983	2,757	3,036	2,651	1,035
Unsecured bank loans	71,078	79,354	48,018	9,410	11,515	10,411	-
Public deposit	9,959	11,661	7,015	3,472	411	763	-
Promissory note	8,056	8,247	7,197	955	44	51	-
Finance lease liabilities	991	1,270	226	200	571	273	-
Trade and other payables	35,058	35,058	35,058	-	-	-	-
Bank overdraft	33,348	36,243	27,668	8,575	-	-	-
	172,229	188,295	132,165	25,369	15,577	14,149	1,035

31 December 2007

In thousand of U.S. Dollars	**Carrying Amount**	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities							
Secured bank loans	12,561	14,921	4,961	1,949	3,854	4,157	-
Unsecured bank loans	80,146	88,204	42,254	10,959	15,532	19,459	-
Public deposit	4,771	5,640	2,628	1,986	619	407	-
Promissory note	8,315	8,763	13	-	8,750	-	-
Finance lease liabilities	911	1,123	199	162	553	209	-
Trade and other payables	40,558	40,558	40,558	-	-	-	-
Bank overdraft	29,101	32,199	26,172	6,027	-	-	-
	176,363	191,408	116,785	21,083	29,308	24,232	-

27. Financial Instruments (continued)
Currency risk
Exposure to currency risk

The Group's exposure to foreign currency risk was as follows based on notional amounts:

In thousands of U.S. Dollars	**31 December 2008**	**31 December 2007**
Trade receivables in foreign currency	-	-
Trade payables in foreign currency	(8,162)	(9,817)
Gross balance sheet exposure	(8,162)	(9,817)
Estimated forecast sales in foreign currency	-	-
Estimated forecast purchases in foreign currency	(8,509)	(5,251)
Gross exposure	(8,509)	(5,251)
Net exposure	(16,671)	(15,068)

The following significant exchange rates applied during the year:

	Average rate		**Reporting date Spot rate**	
U.S. Dollar	**2008**	**2007**	**2008**	**2007**
BT 1	68.59	68.61	68.94	68.57
PKR 1	70.47	60.72	78.78	61.30
SLR 1	108.32	109.26	113.42	108.66
THB 1	33.23	32.63	35.16	33.77

Sensitivity analysis

A 10 percent strengthening of the U.S. Dollar against the following currencies at 31 December would have increased (decreased) equity and profit and loss by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant. This analysis is performed on the same basis for 2008 and 2007.

Effect in thousands of U.S. Dollars	**Equity**	**Profit or loss**
31 December 2008	(620)	(620)
SLR	(196)	(196)
BT		
31 December 2007		
SLR	(786)	(786)
BT	(196)	(196)

A 10 percent weakening of the U.S. Dollars against the above currencies at 31 December would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all variables remain constant.

27. Financial Instruments (continued)
Interest rate risk
Profile

At the reporting date the interest rate profile of the Group's interest-bearing financial instruments was:

In thousands of U.S. Dollars	**2008**	**2007**
Fixed rate instruments		
Financial assets	123,667	133,645
Financial liabilities	(32,853)	(29,987)
	90,814	103,058
Variable rate instruments		
Financial assets	1,551	732
Financial liabilities	(105,848)	(106,999)
	(104,297)	(106,267)

Fair value flow sensitivity analysis for fixed rate instruments
The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rate at the reporting date would not affect profit and loss.

A change of 100 basis points in interest rates would have increased or decreased equity by USD 908 thousand (2007: USD 1,030 thousand)

Cash flow sensitivity analysis for variable rate instruments
A change of 100 basis points in interest rates at 31 December would have increased (decreased) equity and profit and loss by the amounts shown below. This analysis assumes that other variables, in particular foreign currency rates, remain constant. This analysis is performed on the same basis for 2008 and 2007.

	Profit or loss		**Equity**	
In thousands of U.S. Dollars	**100 bp increase**	**100 bp decrease**	**100 bp increase**	**100 bp decrease**
31 December 2008				
Variable rate instruments	(1,043)	1,043	(1,043)	1,043
Cash flow sensitivity	(1,043)	1,043	(1,043)	1,043
31 December 2007				
Variable rate instruments	(1,063)	1,063	(1,063)	1,063
Cash flow sensitivity	(1,063)	1,063	(1,063)	1,063

27. Financial Instruments (continued)
Fair values
Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

	31 December 2008		31 December 2007	
In thousands of U.S. Dollars	**Carrying amount**	**Fair values**	**Carrying amount**	**Fair values**
Loans and other receivables	149,365	154,652	157,409	160,563
Cash and cash equivalents	19,316	19,316	22,853	22,853
Secured bank loans	(13,739)	(14,277)	(12,561)	(13,252)
Unsecured bank loans	(71,078)	(67,893)	(80,146)	(75,153)
Promissory notes	(8,056)	(8,091)	(8,315)	(8,298)
Public deposits	(9,959)	(10,242)	(4,771)	(4,741)
Finance lease liabilities	(991)	(992)	(911)	(979)
Trade and other payables	(35,058)	(35,058)	(40,558)	(40,558)
Bank overdraft	(33,348)	(33,348)	(29,101)	(29,101)
	(3,548)	4,067	3,899	11,334

The basis for determining fair values is discussed in note 4.

Interest rates used for determining fair values

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

	2008	**2007**
Loans and other receivables (other than KSIN Notes)	18.92%	17.11%
KSIN Notes	10.00%	10.00%
Loans and borrowings	15.54%	16.42%
Lease liabilities	11.54%	12.50%

28. Operating leases
Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

In thousands of U.S. Dollars	**2008**	**2007**
Less than one year	1,704	1,885
Between one and five years	2,118	645
	3,822	2,530

The Group leases a number of shop, warehouse and factory facilities under operating leases. The lease periods vary and may contain an option to renew after the end of the lease term. Some lease payments may increase at regular intervals to reflect market rentals.

During the year ended 31 December 2008, USD 2,779 thousand was recognized as an expense in the income statement in respect of operating leases (2007: USD 2,066 thousand).

29. Contingencies

The purchaser in the KSIN transaction is indemnified by the Company with respect to certain tax warranties relating to the sewing business and trademark. Any successful claims by the purchaser in connection with these representations and warranties, in excess of a threshold amount, would be subtracted from the principal amount of the KSIN Notes. The Company has provided a valuation reserve, included in other non-current liabilities, for the KSIN Notes reflecting management's current best estimate of the potential amount of any successful claims. The Company believes that the amount payable in connection with successful claims, if any, will not exceed the amount of the valuation reserve, and to the extent that it may do so, it will not have a material adverse impact on the Company's financial condition.

The Company is subject to a number of environmental and pollution control laws and regulations in some jurisdictions in which it operates and has operated, and may face exposure from actual or potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material adverse impact on the Company's financial position, results of operations or liquidity.

30. Related parties

Transactions with key management personnel

Loans to directors

There were no loans made to directors in 2008 (2007: nil) and no loans to directors outstanding at 31 December 2008 (2007: nil).

Key management personnel compensation

In addition to their salaries, the Group also provides other benefits to directors and executive officers. Key management compensation (including salaries) comprised:

In thousands of U.S. Dollars	**2008**	**2007**
Short-term employee benefits	2,094	2,066
Termination benefits	316	91
Other long-term benefits	75	75
Share-based payments	112	155
	2,597	2,387

31. Group entities

Significant subsidiaries	**Country of incorporation**	**Ownership interest 2008**	**2007**
Singer Asia Limited	Cayman Islands	56.8%	56.8%

32. Explanation of transition to IFRSs

As stated in note 2(a), these are the Group's first consolidated financial statements prepared in accordance with IFRSs.

The accounting policies set out in note 3 have been applied in preparing the financial statements for the years ended 31 December 2008 and 2007 and in the preparation of an opening IFRS balance sheet at 1 January 2007 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (US GAAP). An explanation of how the transition from previous GAAP to IFRSs has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity

	Note	Previous GAAP	Effect of transition to IFRSs	IFRSs	Previous GAAP	Effect of transition to IFRSs	IFRSs
In thousands of U.S. Dollars		**1 January 2007**			**31 December 2007**		
Assets							
Property, plant and equipment		25,834	-	25,834	28,851	-	28,851
Intangible assets		15,167	-	15,167	15,693	-	15,693
Trade and other receivables		61,422	-	61,422	48,404	-	48,404
Investments in equity accounted investees		7,715	-	7,715	8,053	-	8,053
Deferred tax assets	e	14,281	664	14,945	10,747	275	11,022
Other non-current assets		5,569	-	5,569	5,865	-	5,865
Total non-current assets		**129,988**	**664**	**130,652**	**117,613**	**275**	**117,888**
Inventories		56,758	-	56,758	56,503	-	56,503
Trade and other receivables	b, c, d	114,463	(2,184)	112,279	110,264	(1,259)	109,005
Cash and cash equivalents		32,454	-	32,454	22,853	-	22,853
Other current assets		5,329	-	5,329	7,437	-	7,437
Total current assets		**209,004**	**(2,184)**	**206,820**	**197,057**	**(1,259)**	**195,798**
Total assets		**338,992**	**(1,520)**	**337,472**	**314,670**	**(984)**	**313,686**
Equity							
Share capital		51	-	51	51	-	51
Share premium		90,926	-	90,926	86,035	-	86,035
Reserves		(4,861)	(185)	(5,046)	(3,932)	(398)	(4,330)
Deficit		(3,845)	(1)	(3,846)	(7,158)	44	(7,114)
Total equity attributable to equity holders of the Company	f	**82,271**	**(186)**	**82,085**	**74,996**	**(354)**	**74,642**
Minority interest	f	**51,451**	**52**	**51,503**	**42,753**	**(458)**	**42,295**
Total equity		**133,722**	**(134)**	**133,588**	**117,749**	**(812)**	**116,937**

32. Explanation of transition to IFRSs (continued)

In thousands of U.S. Dollars	*Note*	Previous GAAP	Effect of transition to IFRSs	IFRSs	Previous GAAP	Effect of transition to IFRSs	IFRSs
		1 January 2007			31 December 2007		
Liabilities							
Loans and borrowings		53,560	-	53,560	40,061	-	40,061
Employee benefits	a	11,363	(1,386)	9,977	10,539	(172)	10,367
Deferred income		390	-	390	498	-	498
Warranty provision		138	-	138	114	-	114
Other non-current liabilities		6,969	-	6,969	7,974	-	7,974
Total non-current liabilities		**72,420**	**(1,386)**	**71,034**	**59,186**	**(172)**	**59,014**
Bank overdrafts		23,533	-	23,533	29,101	-	29,101
Loans and borrowings		71,534	-	71,534	66,643	-	66,643
Trade and other payables		36,395	-	36,395	40,558	-	40,558
Deferred income		529	-	529	676	-	676
Warranty provision		859	-	859	757	-	757
Total current liabilities		**132,850**	-	**132,850**	**137,735**	-	**137,735**
Total liabilities		**205,270**	**(1,386)**	**203,884**	**196,921**	**(172)**	**196,749**
Total equity and liabilities		**338,992**	**(1,520)**	**337,472**	**314,670**	**(984)**	**313,686**

Notes to the reconciliation of equity
The impact on deferred tax of the adjustments described below is set out in note (e).

(a) According to IFRSs, the Company elects to recognize all cumulative actuarial gains and losses for a defined benefit plan at the date of transition to IFRSs as an adjustment to opening retained earnings. Under previous GAAP, such gains and losses were shown as a separate component of equity. During the year ended 31 December 2007, and upon receipt of information subsequent to the approval of the financial statements for the year ended 31 December 2006, the Company recorded the adjustment to the cumulative actuarial gain and loss to 31 December 2006. These adjustments have been disclosed as an effect of transition to IFRS.

The effect is to decrease liabilities for employee benefits by USD 1,386 thousand at 1 January 2007, by USD 172 thousand at 31 December 2007, to decrease reserves by USD 325 thousand at 1 January 2007 by USD 560 thousand at 31 December 2007, to decrease deferred tax asset by USD 15 thousand at 1 January 2007, by USD 124 thousand at 31 December 2007 and to decrease administrative expenses by USD 19 thousand for the year ended 31 December 2007.

(b) The Group provides certain interest-free instalment programs to customers. According to IFRSs, the imputed interest charge derived from interest-free instalment transactions should be deferred and amortized using the effective rate method over the instalment period. Under previous GAAP, the Group did not defer imputed interest.

The effect is to decrease accounts receivable by USD 123 thousand at 1 January 2007, by USD 57 thousand at 31 December 2007, to increase deferred tax asset by USD 43 thousand at 1 January 2007, by USD 20 thousand at 31 December 2007 and to increase finance charge revenue by USD 64 thousand for the year ended 31 December 2007.

32. Explanation of transition to IFRSs (continued)

(c) According to IFRSs, the Company is required to recognize finance income over the lease terms using the effective rate method of calculation. Under previous GAAP, most Companies of the Group used the sum of the digits method.

The effect is to decrease accounts receivable by USD 2,547 thousand at 1 January 2007, by USD 1,653 thousand at 31 December 2007, to increase deferred tax asset by USD 783 thousand at 1 January 2007, by USD 515 thousand at 31 December 2007 and to increase finance charge revenue by USD 1,083 thousand for the year ended 31 December 2007.

(d) Due to the decrease of accounts receivable in the above items (b) and (c), the estimation of the allowance for bad debts has been revised.

The effect is decrease allowance for bad debts by USD 486 thousand at 1 January 2007 and by USD 451 thousand at 31 December 2007; to decrease deferred tax asset by USD 147 thousand at 1 January 2007 and by USD 136 thousand at 31 December 2007 and to increase bad debt expenses by USD 70 thousand for the year ended 31 December 2007.

(e) The above changes increased (decreased) the deferred tax asset as follows based on tax rates ranging from 25 to 35 percent:

In thousands of U.S. Dollars	*Note*	**1 January 2007**	**31 December 2007**
Employee benefits	a	(15)	(124)
Deferred finance charge from interest-free instalments	b	43	20
Unearned finance income from lease transactions	c	783	515
Allowance for bad debts	d	(147)	(136)
		664	275

The effect on the income statement for the year ended 31 December 2007 was to increase the previously reported tax charge for the period by USD 952 thousand and to reduce reserves by USD 563 thousand.

(f) The effect of the above adjustments on the balances of deficit and reserve is as follows:

In thousands of U.S. Dollars	*Note*	**1 January 2007**	**31 December 2007**
Employee benefits	a	1,386	172
Deferred finance charge from interest-free instalments	b	(123)	(57)
Unearned finance income from lease transactions	c	(2,547)	(1,653)
Allowance for bad debts	d	486	451
Deferred tax assets	e	664	275
		(134)	(812)
Attributable to:			
Equity holders of the parent		(186)	(354)
Minority interest		52	(458)
		(134)	(812)

32. Explanation of transition to IFRSs (continued)
Reconciliation of profit for 2007

In thousands of U.S. Dollars	*Note*	**Previous GAAP**	**Effect of transition to IFRSs**	**IFRSs**
Revenue	b, c, d	276,245	1,147	277,392
Cost of sale		(169,105)	-	(169,105)
Gross profit		**107,140**	**1,147**	**108,287**
Other income		2,408	-	2,408
Selling and administrative expenses	a, d	(101,474)	(51)	(101,525)
Other expense		(2,763)	-	(2,763)
Results from operating activities		**5,311**	**1,096**	**6,407**
Financial income		3,598	-	3,598
Financial expenses		(17,138)	-	(17,138)
Net finance expense		**(13,540)**		**(13,540)**
Share of profit of equity accounted investees		1,741	-	1,741
Loss before income tax		**(6,488)**	**1,096**	**(5,392)**
Income tax expense	e	(7,176)	(952)	(8,128)
Loss for the period		**(13,664)**	**144**	**(13,520)**
Attributable to:				
Equity holders of the Company	f	(3,313)	45	(3,268)
Minority interest	f	(10,351)	99	(10,252)
Loss for the period		**(13,664)**	**144**	**(13,520)**
Loss per share				
Basic and diluted loss per share (USD)		(0.64)	0.01	(0.63)

Explanation of material adjustments to the cash flow statement for 2007
There are no other material differences between the cash flow statement presented under IFRSs and the cash flow statement presented under previous GAAP.

Exemption Number 82-34635

RETAIL HOLDINGS N.V.

STEPHEN H. GOODMAN
CHAIRMAN, PRESIDENT
CHIEF EXECUTIVE OFFICER

April 13, 2009

TO THE RETAIL HOLDINGS N.V. SHAREHOLDERS

Dear Fellow Shareholder:

Retail Holdings has released its 2008 Summary Annual Report including the Consolidated Financial Statements for the years ended December 31, 2008 and 2007, together with the Auditors' report thereon. I have enclosed for your information the 2008 Earnings Press Release, dated April 9, 2009, summarizing the Company's financial results for 2008.

As has been the case for the last several years, as an expense saving measure, we have elected not to reproduce and mail the Annual Report to every shareholder. Shareholders may access the Annual Report, as well as additional financial and other information about Retail Holdings and our subsidiary, Singer Asia Limited, at the Corporate/Investor section of the Company's website: www.retailholdings.com. Shareholders are also welcome to request, at no cost, a hard copy of the Annual Report by email at: apappas@retailholdings.com, by regular mail at NV Adminservice Corporation, 280 North Bedford Road, Mt. Kisco, New York 10549, or by telephone at (914) 241-3404. I encourage all shareholders to read the complete Annual Report and the Consolidated Financial Statements.

I thank you for your continued support.

Sincerely,

Stephen H. Goodman

FOR IMMEDIATE RELEASE
April 9, 2009

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

RETAIL HOLDINGS N.V. ANNOUNCES 2008 RESULTS AND 2009 PROPOSED DISTRIBUTION

April 9, 2009, Curacao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the "Company") announced today its results for the year ended December 31, 2008. The Company also announced that ReHo's Board of Directors anticipates recommending for shareholder approval a distribution of $0.20 a Share for 2009.

Chairman's Comments

Commenting on the 2008 results, Stephen H. Goodman, ReHo's Chairman, President and Chief Executive Officer, remarked, "I am very pleased by the Company's strong operating performance during 2008. Consolidated revenue increased 6% to $294 million while operating earnings, excluding a non-cash charge for goodwill impairment, rose by $16 million to $22 million. The retail and financial services businesses in Bangladesh, Pakistan and Sri Lanka continued to perform well during 2008; revenue grew 8% to $222 million, while operating earnings grew to $26 million. Thailand's operation evidenced a strong recovery during 2008 with revenue increasing 4% to $57 million and operating results showing a profit of $4 million as compared to a $12 million loss for 2007. With over 980 shops, more than 1,300 distributors and dealers, and over 650,000 active installment accounts, Singer Asia enhanced its position during 2008 as the number one retailer for consumer durables for the home in Bangladesh, Pakistan, and Sri Lanka and as an important direct seller in Thailand.

"Reflecting a more uncertain economic outlook, the Company during 2008 wrote-off intangibles of $12 million representing most of the goodwill associated with the Company's Asia operations. As a consequence of this impairment charge, the equity holders of the Company experienced a loss of $11 million.

"Retail Holdings' strategy remains unchanged, to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders. The Company's objective is to ultimately distribute to shareholders at least the value of its tangible net assets, which stood at $11.56 per Share at December 31, 2008, although there is no assurance that this can be achieved. Consistent with the strategy and this objective, the Company initiated a dividend/distribution program, paying a special dividend of $1.00 per Share in 2007 and a distribution of $0.75 per Share in 2008. The Company's Board of Directors anticipates recommending for shareholder approval a distribution of $0.20 a Share for 2009. Reflecting the current price for Retail Holdings' Shares, the Company will also actively seek to repurchase Shares in the public market although its ability to do so is severely limited by the Share's low trading volume and by applicable trading restrictions on company share repurchase programs.

"This year's financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS'); in prior years, the Company's financial statements were prepared in accordance with U.S. GAAP. The decision to switch to IFRS from U.S. GAAP reflected three considerations: 1) the local accounting standards of the Company's operating subsidiaries conform more closely to IFRS than to U.S. GAAP; 2) IFRS is somewhat better understood and more accepted internationally than U.S. GAAP; and, 3) audit costs under IFRS are expected to be somewhat less than under U.S. GAAP.

"I encourage all shareholders to read the Company's complete Summary Annual Report and audited consolidated financial statements, which are available on the Retail Holdings website, www.retailholdings.com or by request to the Company."

2008 Year Results

A strong operating performance during 2008 was offset, in part, by a non-cash charge for impairment of goodwill, reflecting management's judgment, in the face of a more uncertain economic outlook, to write-off the goodwill associated with certain of the Company's operations in Asia.

For the year ended December 31, 2008, the Company reported consolidated revenue of $293.7 million compared to consolidated revenue of $277.4 million for the same period in 2007, an increase of $16.3 million or 5.9%. Revenue at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased by $16.5 million for 2008 to $221.8 million, or by 8.0% as compared to the same period in 2007. Revenue at Singer Thailand increased by $2.3 million for 2008 to $56.6 million, or by 4.2% as compared to the same period prior year.

The Company's revenue for 2008 includes $42.2 million of finance earnings on consumer credit sales compared to $41.6 million for the same period in 2007. The increase in finance earnings is due to an increase at the retail operating units as a result of their higher sales, offset, in part, by reduced financial earnings in Thailand reflecting the shorter credit terms now offered.

Gross profit for the year ended December 31, 2008 was $111.2 million, representing a gross profit as a percentage of revenue of 37.9%, as compared to $108.3 million and a gross profit percentage of 39.0% for the year ended December 31, 2007. The decline in gross profit percentage is primarily due to the decline in Thailand's gross profit percentage from 62.3% for 2007 to 59.5% for 2008, reflecting the higher share in revenue for 2008 as compared with 2007 of used and reverted products which carry a lower gross margin, and greater discounting. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $74.2 million for the year ended December 31, 2008, representing a gross profit as a percentage of revenue of 33.5%, as compared to $68.7 million and a gross profit percentage also of 33.5% for the year ended December 31, 2007.

Other income for the year ended December 31, 2008 was $4.9 million as compared to $2.4 million for the year ended December 31, 2007. The increase in other income, which arises primarily from the sale of excess assets, was due to the gain on the sale of the Company's stake in a former operating affiliate in Sri Lanka and the gain on the sale of a former factory site in Thailand.

Selling and administrative expenses for the year ended December 31, 2008 were $91.1 million, representing 31.0% of revenue, as compared to $101.5 million and 36.6% of revenue for the year ended December 31, 2007. The decline in selling and administrative expenses is primarily due to the reduction in Thailand's bad debt expense from $13.5 million for the year ended December 31, 2007 to a reversal of bad debt cost of $0.2 million for the year ended December 31, 2008. At the retail operating units, selling and administrative expenses for the year ended December 31, 2008 were $49.5 million, representing 22.3% of revenue, as compared to $44.6 million and 21.7% of revenue for the same period in 2007. Selling and administrative expenses at ReHo declined to $2.3 million for 2008 as compared with $2.7 million for the same period prior year.

An impairment charge for goodwill of $12.3 million was recorded for the year ended December 31, 2008; there was no impairment charge for the year ended December 31, 2007. The impairment charge, which is a non-cash charge, is based on an analysis of the market value less cost to sell and the discounted cash flows of the Company's operating subsidiaries containing goodwill. The market values and projected cash flows both reflect a more uncertain economic outlook.

Other expense, royalty, was $2.9 million and $2.8 million for the years ended December 31, 2008 and December 31, 2007, respectively. The increase in royalty expense is due to the increased revenue at Singer Asia. The royalty expense is for the use of the Singer trademark by Singer Asia and its operating companies.

Results from operating activities for the year ended December 31, 2008 was a profit of $9.8 million as compared to a $6.4 million profit for the same period in 2007, an increase of $3.4 million or 52.8%. Aside from the charge for goodwill impairment, results from operating activities increased from $6.4 million for the year ended December 31, 2007 to $22.1 million for the year ended December 31, 2008. The improvement in operating results reflects the recovery in Thailand's operations to a $4.4 million profit for the year ended December 31, 2008 as compared to a $11.9 million loss for the year ended December 31, 2007, primarily as a result of reduced bad debt expense. Results from operating activities at the retail operating units was a profit of $26.3 million for the year ended December 31, 2008 as compared with a profit of $24.5 million for the same period prior year.

Finance income, primarily interest on cash and the Seller notes at ReHo corporate, was $3.3 million and $3.6 million for the years ended December 31, 2008 and December 31, 2007, respectively; the decline reflecting a drop both in invested cash and in U.S. dollar interest rates.

Finance expense, primarily interest expense on borrowings at Singer Asia to finance working capital, was $20.3 million and $17.1 million for the years ended December 31, 2008 and December 31, 2007, respectively. The increase in finance expense is primarily the result of a shift in the mix of the Company's borrowings from countries with lower interest rates, such as Thailand, to countries with higher interest rates, such as Sri Lanka, reflecting differential growth rates in operations, as well as an increase in interest rates charged the Company's operating businesses for borrowings in local currency, particularly in Sri Lanka.

Share of profit of equity accounted investees was $1.2 million and $1.7 million for the years ended December 31, 2008 and December 31, 2007, respectively. This decline was due to the sale in Sri Lanka during the year ended December 31, 2008 of the Company's equity stake in Commercial Leasing Company, PLC, an equity accounted investee.

The Company's loss before income tax was $6.0 million for the year ended December 31, 2008 as compared to a $5.4 million loss for the same period in 2007. The larger loss for the year ended December 31, 2008 primarily reflects the charge for impairment of goodwill and higher finance expense moderated by the improvement in operating performance as compared with the same period prior year.

Income tax expense amounted to $4.8 million for the year ended December 31, 2008 as compared to $8.1 million for the year ended December 31, 2007. The decline in income tax expense includes a reduction in current tax expense by $1.0 million for the year ended December 31, 2008 as compared with prior year, reflecting the tax free income on sale of affiliate in Sri Lanka and a shift in pre-tax income from Sri Lanka, with a higher effective tax rate, to Bangladesh and Thailand. Deferred tax expense was reduced by $2.3 million for the year ended December 31, 2008, as compared with prior year, primarily reflecting changes in the recognition of deferred taxes in Thailand based on the utilization of net operating loss carryforwards.

The Company's loss for the year ended December 31, 2008 was $10.7 million as compared to a loss of $13.5 million for the same period in 2007. The smaller loss for 2008 is due to a somewhat higher pre tax loss offset by lower income tax expense for the year ended December 31, 2008 as compared to the same period prior year.

A profit of $0.7 million was attributable to minority shareholders for the year ended December 31, 2008 as compared to a loss of $10.3 million for the year ended December 31, 2007. The loss attributable to equity holders of the Company was $11.4 million for the year ended December 31, 2008 as compared to a loss of $3.3 million for the same period prior year. The improvement in minority interest share of profit (loss) is primarily due to the improvement in operating performance and lower income tax expense, offset, in part, by higher finance expense. This improvement did not flow through to equity holders of the Company as a goodwill impairment of $11.4 million was incurred at the Retail Holdings consolidation where there is no minority interest.

The loss attributable to equity holders of the Company is equivalent to basic and diluted loss per share of $2.16 and $0.63 for the years ended December 31, 2008 and December 31, 2007, respectively.

About Retail Holdings

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing business and the Singer trademark in September 2004.

Price quotations for the Company's Shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF".

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2008, and all prior statements since September 2000, together with the Auditor's Reports thereon; the 2008

Annual Report dated April 2009, and all prior Disclosure Statements and Reports since September 2000; and copies of all semi-annual and quarterly reports and press releases since September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

For further information, please contact Amy Pappas at (914) 241-3404.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
31 DECEMBER

In thousands of U.S. Dollars

	2008	2007
ASSETS		
Property, plant and equipment	42,455	28,851
Intangible assets	3,678	15,693
Trade and other receivables over one year	51,319	48,404
Investments in equity accounted investees	5,165	8,053
Deferred tax assets	6,976	11,022
Other non-current assets	4,873	5,865
Total non-current assets	**114,466**	**117,888**
Inventories	60,378	56,503
Trade and other receivables	98,046	109,005
Cash and cash equivalents	19,316	22,853
Other current assets	11,666	7,437
Total current assets	**189,406**	**195,798**
Total assets	**303,872**	**313,686**
EQUITY		
Share capital	53	51
Share premium	82,551	86,035
Reserves	(71)	(4,330)
Deficit	(18,502)	(7,114)
Total equity attributable to equity holders of the Company	**64,031**	**74,642**
Minority interest	**47,218**	**42,295**
Total equity	**111,249**	**116,937**
LIABILITIES		
Loans and borrowings over one year	20,137	40,061
Employee benefits	10,679	10,367
Deferred income over one year	171	498
Warranty provision over one year	195	114
Other non-current liabilities	7,912	7,974
Total non-current liabilities	**39,094**	**59,014**
Bank overdraft	33,348	29,101
Loans and borrowings	83,686	66,643
Trade and other payables	35,058	40,558
Deferred income	745	676
Warranty provision	692	757
Total current liabilities	**153,529**	**137,735**
Total liabilities	**192,623**	**196,749**
Total equity and liabilities	**303,872**	**313,686**

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER
In thousands of dollars

	2008	2007
Revenue	293,743	277,392
Cost of sales	(182,555)	(169,105)
Gross profit	**111,188**	**108,287**
Other income	4,939	2,408
Selling and administrative expenses	(91,083)	(101,525)
Impairment of goodwill	(12,319)	-
Other expenses	(2,937)	(2,763)
Results from operating activities	**9,788**	**6,407**
Finance income	3,309	3,598
Finance expense	(20,262)	(17,138)
Share of profit of equity accounted investees (net of income tax)	1,204	1,741
Loss before income tax	**(5,961)**	**(5,392)**
Income tax expense	(4,755)	(8,128)
Loss for the period	**(10,716)**	**(13,520)**
Attributable to:		
Equity holders of the Company	(11,388)	(3,268)
Minority interest	672	(10,252)
Loss for the period	**(10,716)**	**(13,520)**
Loss per share		
Basic loss per share (U.S. Dollars)	(2.16)	(0.63)
Diluted loss per share (U.S. Dollars)	(2.16)	(0.63)

Exemption No. 82- 34635

Interim Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

Schottegatweg Oost 44
Curacao, Netherlands Antilles

Dated April 15, 2009

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption No. 82-34635

Exhibit Index to Report

Exhibit No.

1	2008 Annual Report dated April, 2009, including the Consolidated Financial Statements for the years ended December 31, 2007, together with the Auditor's Report thereon.
2	Letter to Shareholders dated April 13, 2009 from Stephen H. Goodman, Chairman, President and Chief Executive Officer.
3	Press Release, dated April 9, 2009

Retail Holdings N.V.
Schottegatweg Oost 44
Willemstad, Curacao
Netherlands Antilles

Exemption Number 82-34635

RETAIL HOLDINGS N.V.

STEPHEN H. GOODMAN
CHAIRMAN, PRESIDENT
CHIEF EXECUTIVE OFFICER

April 13, 2009

TO THE RETAIL HOLDINGS N.V. SHAREHOLDERS

Dear Fellow Shareholder:

Retail Holdings has released its 2008 Summary Annual Report including the Consolidated Financial Statements for the years ended December 31, 2008 and 2007, together with the Auditors' report thereon. I have enclosed for your information the 2008 Earnings Press Release, dated April 9, 2009, summarizing the Company's financial results for 2008.

As has been the case for the last several years, as an expense saving measure, we have elected not to reproduce and mail the Annual Report to every shareholder. Shareholders may access the Annual Report, as well as additional financial and other information about Retail Holdings and our subsidiary, Singer Asia Limited, at the Corporate/Investor section of the Company's website: www.retailholdings.com. Shareholders are also welcome to request, at no cost, a hard copy of the Annual Report by email at: apappas@retailholdings.com, by regular mail at NV Adminservice Corporation, 280 North Bedford Road, Mt. Kisco, New York 10549, or by telephone at (914) 241-3404. I encourage all shareholders to read the complete Annual Report and the Consolidated Financial Statements.

I thank you for your continued support.

Sincerely,

Stephen H. Goodman

C/O N.V. ADMINSERVICE CORPORATION • 280 NORTH BEDFORD ROAD • MT. KISCO, NY 10549
TEL: (914) 241-3404 • FAX: (914) 241-3410 • E-MAIL: shgoodman@retailholdings.com

Exemption Number 82-34635

FOR IMMEDIATE RELEASE
April 9, 2009

INFORMATION CONTACT
Amy Pappas at (914) 241-3404

RETAIL HOLDINGS N.V. ANNOUNCES 2008 RESULTS AND 2009 PROPOSED DISTRIBUTION

April 9, 2009, Curacao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or the "Company") announced today its results for the year ended December 31, 2008. The Company also announced that ReHo's Board of Directors anticipates recommending for shareholder approval a distribution of $0.20 a Share for 2009.

2008 Year Results

A strong operating performance during 2008 was offset, in part, by a non-cash charge for impairment of goodwill, reflecting management's judgment, in the face of a more uncertain economic outlook, to write-off the goodwill associated with certain of the Company's operations in Asia.

For the year ended December 31, 2008, the Company reported consolidated revenue of $293.7 million compared to consolidated revenue of $277.4 million for the same period in 2007, an increase of $16.3 million or 5.9%. Revenue at the retail operating units in Bangladesh, Pakistan and Sri Lanka increased by $16.5 million for 2008 to $221.8 million, or by 8.0% as compared to the same period in 2007. Revenue at Singer Thailand increased by $2.3 million for 2008 to $56.6 million, or by 4.2% as compared to the same period prior year.

The Company's revenue for 2008 includes $42.2 million of finance earnings on consumer credit sales compared to $41.6 million for the same period in 2007. The increase in finance earnings is due to an increase at the retail operating units as a result of their higher sales, offset, in part, by reduced financial earnings in Thailand reflecting the shorter credit terms now offered.

Gross profit for the year ended December 31, 2008 was $111.2 million, representing a gross profit as a percentage of revenue of 37.9%, as compared to $108.3 million and a gross profit percentage of 39.0% for the year ended December 31, 2007. The decline in gross profit percentage is primarily due to the decline in Thailand's gross profit percentage from 62.3% for 2007 to 59.5% for 2008, reflecting the higher share in revenue for 2008 as compared with 2007 of used and reverted products which carry a lower gross margin, and greater discounting. Gross profit at the retail operating units in Bangladesh, Pakistan and Sri Lanka was $74.2 million for the year ended December 31, 2008, representing a gross profit as a percentage of revenue of 33.5%, as compared to $68.7 million and a gross profit percentage also of 33.5% for the year ended December 31, 2007.

Other income for the year ended December 31, 2008 was $4.9 million as compared to $2.4 million for the year ended December 31, 2007. The increase in other income, which arises primarily from the sale of excess assets, was due to the gain on the sale of the Company's stake in a former operating affiliate in Sri Lanka and the gain on the sale of a former factory site in Thailand.

Selling and administrative expenses for the year ended December 31, 2008 were $91.1 million, representing 31.0% of revenue, as compared to $101.5 million and 36.6% of revenue for the year ended December 31, 2007. The decline in selling and administrative expenses is primarily due to the reduction in Thailand's bad debt expense from $13.5 million for the year ended December 31, 2007 to a reversal of bad debt cost of $0.2 million for the year ended December 31, 2008. At the retail operating units, selling and administrative expenses for the year ended December 31, 2008 were $49.5 million, representing 22.3% of revenue, as compared to $44.6 million and 21.7% of revenue for the same period in 2007. Selling and administrative expenses at ReHo declined to $2.3 million for 2008 as compared with $2.7 million for the same period prior year.

An impairment charge for goodwill of $12.3 million was recorded for the year ended December 31, 2008; there was no impairment charge for the year ended December 31, 2007. The impairment charge, which is a non-cash charge, is based on an analysis of the market value less cost to sell and the discounted cash flows of the Company's operating subsidiaries containing goodwill. The market values and projected cash flows both reflect a more uncertain economic outlook.

Other expense, royalty, was $2.9 million and $2.8 million for the years ended December 31, 2008 and December 31, 2007, respectively. The increase in royalty expense is due to the increased revenue at Singer Asia. The royalty expense is for the use of the Singer trademark by Singer Asia and its operating companies.

Results from operating activities for the year ended December 31, 2008 was a profit of $9.8 million as compared to a $6.4 million profit for the same period in 2007, an increase of $3.4 million or 52.8%. Aside from the charge for goodwill impairment, results from operating activities increased from $6.4 million for the year ended December 31, 2007 to $22.1 million for the year ended December 31, 2008. The improvement in operating results reflects the recovery in Thailand's operations to a $4.4 million profit for the year ended December 31, 2008 as compared to a $11.9 million loss for the year ended December 31, 2007, primarily as a result of reduced bad debt expense. Results from operating activities at the retail operating units was a profit of $26.3 million for the year ended December 31, 2008 as compared with a profit of $24.5 million for the same period prior year.

Finance income was $3.3 million and $3.6 million for the years ended December 31, 2008 and December 31, 2007, respectively; the decline reflecting a drop both in invested cash and in U.S. dollar interest rates. Finance expense was $20.3 million and $17.1 million for the years ended December 31, 2008 and December 31, 2007, respectively. The increase in finance expense is primarily the result of a shift in the mix of the Company's borrowings from countries with lower interest rates, such as Thailand, to countries with higher interest rates, such as Sri Lanka, reflecting differential growth rates in operations, as well as an increase in interest rates charged the Company's operating businesses for borrowings in local currency, particularly in Sri Lanka.

Share of profit of equity accounted investees was $1.2 million and $1.7 million for the years ended December 31, 2008 and December 31, 2007, respectively. This decline was due to the sale in Sri Lanka during the year ended December 31, 2008 of the Company's equity stake in Commercial Leasing Company, PLC, an equity accounted investee.

The Company's loss before income tax was $6.0 million for the year ended December 31, 2008 as compared to a $5.4 million loss for the same period in 2007. The larger loss for the year ended December 31, 2008 primarily reflects the charge for impairment of goodwill and higher finance expense moderated by the improvement in operating performance as compared with the same period prior year.

Income tax expense amounted to $4.8 million for the year ended December 31, 2008 as compared to $8.1 million for the year ended December 31, 2007. The decline in income tax expense includes a reduction in current tax expense by $1.0 million for the year ended December 31, 2008 as compared with prior year, reflecting the tax free income on sale of affiliate in Sri Lanka and a shift in pre-tax income from Sri Lanka, with a higher effective tax rate, to Bangladesh and Thailand. Deferred tax expense was reduced by $2.3 million for the year ended December 31, 2008, as compared with prior year, primarily reflecting changes in the recognition of deferred taxes in Thailand based on the utilization of net operating loss carryforwards.

The Company's loss for the year ended December 31, 2008 was $10.7 million as compared to a loss of $13.5 million for the same period in 2007. The smaller loss for 2008 is due to a somewhat higher pre tax loss offset by lower income tax expense for the year ended December 31, 2008 as compared to the same period prior year.

A profit of $0.7 million was attributable to minority shareholders for the year ended December 31, 2008 as compared to a loss of $10.3 million for the year ended December 31, 2007. The loss attributable to equity holders of the Company was $11.4 million for the year ended December 31, 2008 as compared to a loss of $3.3 million for the same period prior year. The improvement in minority interest share of profit (loss) is primarily due to the improvement in operating performance and lower income tax expense, offset, in part, by higher finance expense. This improvement did not flow through to equity holders of the Company as a goodwill impairment of $11.4 million was incurred at the Retail Holdings consolidation where there is no minority interest.

The loss attributable to equity holders of the Company is equivalent to basic and diluted loss per share of $2.16 and $0.63 for the years ended December 31, 2008 and December 31, 2007, respectively.

Chairman's Comments

Commenting on the 2008 results, Stephen H. Goodman, ReHo's Chairman, President and Chief Executive Officer, remarked, "I am very pleased by the Company's strong operating performance during 2008. Consolidated revenue increased 6% to $294 million while operating earnings, excluding a non-cash charge for goodwill impairment, rose by $16 million to $22 million. The retail and financial services businesses in Bangladesh, Pakistan and Sri Lanka continued to perform well during 2008; revenue grew 8% to $222 million, while operating earnings grew to $26 million. Thailand's operation evidenced a strong recovery during 2008 with revenue increasing 4% to $57 million and operating results showing a profit of $4 million as compared to a $12 million loss for 2007. With over 980 shops, more than 1,300 distributors and dealers, and over 650,000 active installment accounts, Singer Asia enhanced its position during 2008 as the number one retailer for consumer durables for the home in Bangladesh, Pakistan, and Sri Lanka and as an important direct seller in Thailand.

"Reflecting a more uncertain economic outlook, the Company during 2008 wrote-off intangibles of $12 million representing most of the goodwill associated with the Company's Asia operations.

As a consequence of this impairment charge, the equity holders of the Company experienced a loss of $11 million.

"Retail Holdings' strategy remains unchanged, to maximize and monetize the value of its assets with the medium-term objective of liquidating the Company and distributing the resulting funds and any remaining assets to its shareholders. The Company's objective is to ultimately distribute to shareholders at least the value of its tangible net assets, which stood at $11.56 per Share at December 31, 2008, although there is no assurance that this can be achieved. Consistent with the strategy and this objective, the Company initiated a dividend/distribution program, paying a special dividend of $1.00 per Share in 2007 and a distribution of $0.75 per Share in 2008. The Company's Board of Directors anticipates recommending for shareholder approval a distribution of $0.20 a Share for 2009. Reflecting the current price for Retail Holdings' Shares, the Company will also actively seek to repurchase Shares in the public market although its ability to do so is severely limited by the Share's low trading volume and by applicable trading restrictions on company share repurchase programs.

"I encourage all shareholders to read the Company's complete Summary Annual Report and audited consolidated financial statements, which are available on the Retail Holdings website, www.retailholdings.com or by request to the Company."

About Retail Holdings

The Company is a holding company with three principal assets: 1) a 56.8% equity interest in Singer Asia Limited, ("Singer Asia"), a distributor of consumer durable products in selected emerging markets in Asia, with consumer credit and other financial services available to qualified customers; 2) seller notes, primarily arising from the sale of the Singer worldwide sewing business and trademark; and 3) cash and cash equivalents. ReHo has no operating activities other than those carried out through Singer Asia.

The Company is a Netherlands Antilles public company which is the successor company to the Singer Company N.V. and its predecessor companies. The Company, formerly known as Singer N.V., changed its name to Retail Holdings N.V. following the sale of the sewing business and the Singer trademark in September 2004.

Price quotations for the Company's Shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF".

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2008, and all prior statements since September 2000, together with the Auditor's Reports thereon; the 2008 Annual Report dated April 2009, and all prior Disclosure Statements and Reports since September 2000; and copies of all semi-annual and quarterly reports and press releases since September 2000, may be found at the Corporate/Investor section of the Company's website at www.retailholdings.com.

For further information, please contact Amy Pappas at (914) 241-3404.

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
31 DECEMBER

In thousands of U.S. Dollars

	2008	2007
ASSETS		
Property, plant and equipment	42,455	28,851
Intangible assets	3,678	15,693
Trade and other receivables over one year	51,319	48,404
Investments in equity accounted investees	5,165	8,053
Deferred tax assets	6,976	11,022
Other non-current assets	4,873	5,865
Total non-current assets	**114,466**	**117,888**
Inventories	60,378	56,503
Trade and other receivables	98,046	109,005
Cash and cash equivalents	19,316	22,853
Other current assets	11,666	7,437
Total current assets	**189,406**	**195,798**
Total assets	**303,872**	**313,686**
EQUITY		
Share capital	53	51
Share premium	82,551	86,035
Reserves	(71)	(4,330)
Deficit	(18,502)	(7,114)
Total equity attributable to equity holders of the Company	**64,031**	**74,642**
Minority interest	**47,218**	**42,295**
Total equity	**111,249**	**116,937**
LIABILITIES		
Loans and borrowings over one year	20,137	40,061
Employee benefits	10,679	10,367
Deferred income over one year	171	498
Warranty provision over one year	195	114
Other non-current liabilities	7,912	7,974
Total non-current liabilities	**39,094**	**59,014**
Bank overdraft	33,348	29,101
Loans and borrowings	83,686	66,643
Trade and other payables	35,058	40,558
Deferred income	745	676
Warranty provision	692	757
Total current liabilities	**153,529**	**137,735**
Total liabilities	**192,623**	**196,749**
Total equity and liabilities	**303,872**	**313,686**

RETAIL HOLDINGS N.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER
In thousands of dollars

	2008	2007
Revenue	293,743	277,392
Cost of sales	(182,555)	(169,105)
Gross profit	**111,188**	**108,287**
Other income	4,939	2,408
Selling and administrative expenses	(91,083)	(101,525)
Impairment of goodwill	(12,319)	-
Other expenses	(2,937)	(2,763)
Results from operating activities	**9,788**	**6,407**
Finance income	3,309	3,598
Finance expense	(20,262)	(17,138)
Share of profit of equity accounted investees (net of income tax)	1,204	1,741
Loss before income tax	**(5,961)**	**(5,392)**
Income tax expense	(4,755)	(8,128)
Loss for the period	**(10,716)**	**(13,520)**
Attributable to:		
Equity holders of the Company	(11,388)	(3,268)
Minority interest	672	(10,252)
Loss for the period	**(10,716)**	**(13,520)**
Loss per share		
Basic loss per share (U.S. Dollars)	(2.16)	(0.63)
Diluted loss per share (U.S. Dollars)	(2.16)	(0.63)